SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Review” dated on June 30, 2011.

Introduction

We have reviewed the individual and consolidated interim accounting information of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries, contained in the Quarterly Information Form (ITR) for the quarter ended June 30, 2011, which comprise the balance sheet and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the six months period then ended, including the notes thereto.

Management is responsible for the preparation of the individual interim accounting information in accordance with CPC Technical Pronouncement CPC 21 – Interim Statement and for the consolidated interim accounting information in accordance with CPC 21 and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information consistently with the Brazilian SEC (CVM) regulations applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International standards on review of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively) . A review of the interim information consists of inquiries, mainly of officials in charge of the financial and accounting areas, and of the application of analytical procedures and other review procedures. A review is significantly less in scope than an audit in accordance with auditing standards and, as a consequence, did not allow us to obtain assurance that we became aware of all significant matters which might be found in an audit. Accordingly, we did not express an audit opinion.

Conclusion on individual interim information

Based on our review, we are not aware of any fact which makes us believe that the individual interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian SEC (CVM) regulations.

Conclusion on consolidated interim information

Based on our review, we are not aware of any fact which makes us believe that the consolidated interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian SEC (CVM) regulations.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated interim statement of value added (SVA) for the six months period ended June 30, 2011, the presentation of which in the interim information is required by Brazilian SEC (CVM) regulations applicable to the preparation of Quarterly Information (ITR) and deemed to be supplementary information by the IFRS, which do not require the presentation of the SVA. These statements were submitted to the same review procedures described above and, based on our review, we are not aware of any fact which makes us believe that they were not prepared, in all material respects, in accordance with individual and consolidated interim accounting information taken as a whole.

Telecomunicações de São Paulo S.A. - Telesp

Balance sheets
June 30, 2011 and December 31, 2010
(In thousands of reais)
(A free translation of the original issued in Portuguese)

		Company		Consolidated	
Assets	Note	06/30/2011	12/31/2010	06/30/2011	12/31/2010
Current Assets		4,075,008	4,374,823	11,128,048	5,147,449
Cash and cash equivalents	5	665,623	1,089,089	2,659,958	1,556,715
Trade accounts receivable, net	6	2,440,101	2,356,013	4,901,938	2,546,225
Inventories	7	35,285	35,102	528,285	77,499
Recoverable taxes	8,1	519,298	480,691	1,775,145	659,357
Escrow deposits	9	-	-	135,212	-
Derivatives	35	288	166	288	166
Prepaid expenses	10	118,273	40,623	686,029	41,372
Other	11	296,140	373,139	441,193	266,115
Non-Current Assets		47,146,370	15,226,157	56,280,624	14,818,845
Long-term portion of investments pledged as collateral		-	-	106,945	-
Trade accounts receivable, net	6	-	-	80,313	67,343
Recoverable taxes	8,1	308,475	320,720	1,244,678	326,677
Deferred taxes	8,2	489,875	501,354	0	503,679
Escrow deposits	9	1,835,481	1,696,417	3,148,728	1,710,683
Derivatives	35	-	-	75,769	-
Heading for capitalization		114,000	-	-	-
Prepaid expenses	10	19,329	24,647	40,862	24,647
Other	11	120,934	109,698	170,697	153,808
Investments	12	34,243,133	2,370,573	44,951	100,837
Property, plant and equipment, net	13	9,358,465	9,575,959	16,228,441	10,200,697
Intangible assets, net	14	656,678	626,789	35,139,240	1,730,474
TOTAL ASSETS		51,221,378	19,600,980	67,408,672	19,966,294

Telecomunicações de São Paulo S.A. - Telesp

Statements of income
Six-months periods ended June 30, 2011 and 2010
(In thousands of reais, except earnings per share data)
(A free translation of the original issued in Portuguese)

		Company		Consolidated	
	Note	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Net operating revenue	24	7,434,390	7,226,027	12,197,251	7,788,502
Cost of services	25	(4,380,756)	(3,843,707)	(5.832.894)	(4.261.495)
Costs of goods		(9,107)	(16,589)	(457.945)	(64.921)
Gross profit		**3,044,527**	**3,365,731**	**5,906,412**	**3,462,086**
Operating Expenses (income)		**(971.206)**	**(1.515.713)**	**(3,522,919)**	**(1.628.551)**
Selling	26	(1,322,168)	(1,192,602)	(2,630,221)	(1,284,770)
General and administrative	27	(373,765)	(361,117)	(1,060,849)	(453,048)
Equity in earnings (losses) of associates	10	618,652	(83,279)	-	8.203
Other operating income (expenses), net	28	106,075	121,285	168,151	101,064
Operating income before financial expense, net		**2.073.321**	**1.850.018**	**2.383.493**	**1.833.535**
Financial expense, net	30	(10,997)	(99,729)	(5,513)	(74,993)
Income before income tax and social contribution		**2.062.324**	**1.750.289**	**2,377,980**	**1.758.542**
Income tax and social contribution		(500,023)	(616,928)	(810,273)	(625,181)
Net income for the period		1,562,301	1.133.361	1,567,707	1.133.361
Attributed to:					
Participation of non-controlling shareholders		-	-	5,406	-
Equity holders of the parent company		1,562,301	-	1.562.301	1.133.361
Basic and diluted earnings per share – Common		2,02	2,10	2,02	2,10
Basic and diluted earnings per share – Preferred		2,22	2,31	2,22	2,31

The accompanying notes are an integral part of this Quarterly Information.

Telecomunicações de São Paulo S.A. - Telesp

Statements of changes in shareholders' equity
June 30, 2011 and 2010
(In thousands of reais)
(A free translation of the original issued in Portuguese)

Description	Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings	Other Comprehensive Income	Shareholders' equity of company	Participation of non-controlling shareholders	Total shareholders' equity
Balances as of January 1, 2010	**6,575,480**	**2,733,562**	**659,556**	**1,242,887**	**88,817**	**11,300,302**	**-**	**11,300,302**
Capital Transactions with Associates	-	-	-	(1,200,062)	-	(1,200,062)	-	(1,200,062)
Dividends	-	-	-	(1,251,646)	-	(1,251,646)	-	(1,251,646)
Prescribed Dividends and Interest on shareholders' equity	-	-	-	51,584	-	51,584	-	51,584
Total Comprehensive Income	-	-	-	1,121,746	(83,830)	1,037,916	-	1,037,916
Net Income	-	-	-	1,133,361	-	1,133,361	-	1,133,361
Other Comprehensive Income	-	-	-	(11,615)	(83,830)	(95,445)	-	(95,445)
Balances as of June 30, 2010	**6,575,480**	**2,733,562**	**659,556**	**1,164,571**	**4,987**	**11,138,156**	**-**	**11,138,156**
Balances as of January 1, 2011	**6,575,480**	**2,733,562**	**659,556**	**1,694,099**	**4,417**	**11,667,114**	**-**	**11,667,114**
Capital Transactions with Associates	31,222,630	47,720	-	(1,638,102)	-	29,632,248	3,713	29,635,961
Capital Increases	31.222.630	47,720	-	-	-	31,270,350	-	31,270,350
Participation of non-controlling shareholders	-	-	-	-	-	-	3,713	3,713
Prescribed Dividends and Interest on shareholders' equity	-	-	-	55,997	-	55,997	-	55,997
Dividend proposed additional	-	-	-	(1,694,099)	-	(1,694,099)	-	(1,694,099)
Total Comprehensive Income	-	-	-	1,562,301	2,286	1,564,587	5,406	1,569,993
Net Income	-	-	-	1,562,301	-	1,562,301	5,406	1,567,707
Other Comprehensive Income	-	-	-	-	2,286	2,286	-	2,286
Balances as of June 30, 2011	**37,798,110**	**2,781,282**	**659,556**	**1,618,298**	**6,703**	**42,863,949**	**9,119**	**42,873,068**

Telecomunicações de São Paulo S.A. - Telesp

Statements of cash flows
Six-months periods ended June 30, 2011 and 2010
(In thousands of reais)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Cash flows from operations				
Income before income tax and social contribution	2,062,325	1,750,289	2,377,980	1,758,542
Items that do not affect cash				
Expenses (revenues) not affecting cash	**428,951**	**1,148,360**	**2,163,551**	**1,211,135**
Depreciation and amortization	952,080	798,404	1,867,789	905,935
Monetary variations	(45,478)	918	(27,354)	918
Exchange variations	(29,868)	20,068	(27,862)	20,981
(Gain) / Loss from equity in earnings of associates	(618,654)	83,279	-	(8,203)
Gain on permanent asset disposals	(75,317)	(75,921)	(106,592)	(79,186)
Provision for doubtful accounts	153,005	187,331	217,012	228,397
Pension and other post-retirement benefits plans	9,269	2,781	8,514	2,431
Tax, Labor and civil provisions	4,112	(13,588)	42,114	(5,327)
Interest expense	82,096	147,217	159,701	147,217
Provision for dismantling	(453)	(265)	(805)	(283)
Provision of loyalty program	-	-	2,629	-
Others	(1,841)	(1,864)	28,405	(1,745)
(Increase) decrease in operating assets	**(445,586)**	**(362,746)**	**(559,000)**	**(269,681)**
Trade accounts receivable, net	(237,092)	(12,968)	(438,471)	4,779
Inventories	(182)	(12,495)	(116,591)	(30,483)
Other current assets	(7,696)	(203,729)	54,767	(112,163)
Other noncurrent assets	(200,616)	(133,554)	(58,705)	(131,814)
Increase (decrease) in operating liabilities	**(375,435)**	**(413,558)**	**(888,163)**	**(588,226)**
Payroll and related accruals	(16,400)	44,940	(927)	45,388
Accounts payable and accrued expenses	129,714	46,194	(36,532)	(85,792)
Taxes other than income taxes	44,760	28,641	55,905	(4,638)
Other current liabilities	(90,173)	43,820	(105,849)	44,211
Other noncurrent liabilities	25,608	17,464	6,679	17,018
Interest paid	(80,229)	(172,420)	(185,619)	(172,420)
Income and social contribution taxes paid	(388,715)	(422,197)	(621,820)	(431,993)
Cash provided by operations	**1,670,255**	**2,122,345**	**3,094,367**	**2,111,770**
Cash flows generated from (used in) investing activities				
Capital increase in subsidiaries and associates	-	(143,594)	-	-
Acquisition of fixed and intangible assets, net of grants	(1,173,602)	(948,176)	(1,859,147)	(1,018,287)
Cash from sales of fixed assets	111,573	24,940	115,278	25,060
Cash from sales of investments	-	127,185	-	178,453
Cash and cash equivalents for consolidation of companies	-	-	31,095	-
Cash and cash equivalents for business combination	-	-	1,982,898	-
Cash used in investing activities	**(1,062,029)**	**(939,645)**	**270,124**	**(814,774)**
Cash flows generated from (used in) financing activities				
Loans paid	(206,410)	(1,536,278)	(314,733)	(1,536,278)
New loans obtained	698,470	74,275	700,879	74,275
Net payment on derivatives contracts	162	(3,212)	(8,742)	(3,212)
Dividends and interest on shareholders' equity paid	(1,523,914)	(927,278)	(2,638,652)	(927,278)
Cash generated from financing activities	**(1,031,692)**	**(2,392,493)**	**(2,261,248)**	**(2,392,493)**
Increase (decrease) in cash and cash equivalents	**(423,466)**	**(1,209,793)**	**1,103,243**	**(1,095,497)**
Cash and cash equivalents at beginning of year	1,089,089	1,997,713	1,556,715	2,277,016
Cash and cash equivalents at end of period	665,623	787,920	2,659,958	1,181,519
Changes in cash during the period	**(423,466)**	**(1,209,793)**	**1,103,243**	**(1,095,497)**

Telecomunicações de São Paulo S.A. - Telesp

Statements of value added
Six-months periods ended June 30, 2011 and 2010
(In thousands of reais)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Revenues	**10,333,641**	**10,090,613**	**16,859,952**	**10,747,496**
Sale of goods, products and services	10,183,501	9,894,258	16,606,849	10,564,240
Other income	303,145	383,686	470,115	411,653
Allowance for doubtful accounts	(153,005)	(187,331)	(217,012)	(228,397)
Input products acquired from third parties	**(4,538,788)**	**(3,980,766)**	**(6,667,404)**	**(4,354,097)**
Cost of goods and services	(3,097,624)	(2,755,361)	(3,914,991)	(2,969,061)
Materials, energy, services of third parties and others	(1,315,302)	(1,047,758)	(2,744,074)	(1,184,445)
Loss of assets	(36,256)	(102,900)	(8,339)	(108,506)
Others	(89,606)	(74,747)	-	(92,085)
Gross added value	**5,794,853**	**6,109,846**	**10,192,548**	**6,393,399**
Retentions	**(952,080)**	**(798,403)**	**(1,867,787)**	**(905,935)**
Depreciation and amortization	(952,080)	(798,403)	(1,867,787)	(905,935)
Net added value produced	**4,842,773**	**5,311,443**	**8,324,761**	**5,487,464**
Added value received upon transfer	**843,611**	**86,224**	**340,650**	**206,451**
(Gain) loss from equity holding in associates	618,652	(83,279)	-	8,203
Financial income	224,959	169,503	340,650	198,248
Total added value to be distributed	**5,686,384**	**5,397,667**	**8,665,411**	**5,693,915**
Distribution of added value	**(5,686,384)**	**(5,397,667)**	**(8,665,411)**	**(5,693,915)**
Payroll and related charges	(364,095)	(312,551)	(665,550)	(329,789)
Salary	(266,122)	(246,210)	(473,347)	(259,191)
Benefits	(68,283)	(31,578)	(146,706)	(33,903)
Payroll tax - FGTS	(22,051)	(19,400)	(36,822)	(20,468)
Others	(7,639)	(15,363)	(8,675)	(16,227)
Taxes, fees and contributions	(3,230,766)	(3,415,450)	(5,445,027)	(3,543,168)
Federal tax	(1,069,747)	(1,170,482)	(2,045,537)	(1,212,275)
State tax	(2,137,677)	(2,221,680)	(3,359,496)	(2,286,295)
Municipal tax	(23,342)	(23,288)	(39,994)	(44,598)
Interest on third parties capital	(442,247)	(452,890)	(900,806)	(600,755)
Interest	(92,487)	(227,844)	(200,374)	(228,383)
Rent and leasing operations	(207,085)	(186,179)	(550,517)	(330,303)
Others	(142,675)	(38,867)	(149,915)	(42,069)
Others	(86,975)	(83,415)	(91,728)	(86,842)
Tax, labor and civil provisions	(86,975)	(83,415)	(91,728)	(86,842)
Retained Profit	1,562,301	1,133,361	1,567,706	1,133,361
Non-controlling shareholders	-	-	(5,406)	-

1. Operations and background

a. Controlling shareholders

Telecomunicações de São Paulo S.A.-Telesp (hereinafter “Telesp” or “Company”), is headquartered at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo, Brazil. Telesp belongs to the Telefonica Group, the telecommunications industry leader in Spain which is also present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of June 30, 2011, held total direct and indirect interest of 73.81% of which 91.76% are common shares and 64.60% are preferred shares (87.95% in December 31, 2010, of which 85.57% are common shares and 89.13% are preferred shares).

b. Operations

The Company and its subsidiaries’ basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo and mobile telephone services nationwide under Fixed Switch Telephone Service Concession Agreement - STFC and authorizations, respectively granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil under the Law n°9,472 of July 16, 1997 – General Law of Telecommunications modified by Law n° 9,986 of July 18, 2000 (Note 1.b.1 and 1.b.2.). The Company and its subsidiaries have also authorizations from ANATEL to provide other telecommunications services, such as data communication to the business market, broadband internet services (under the Speedy and Ajato brands), mobile telephone services (SMP, through Vivo) and pay TV services (i) by satellite all over the country (Telefonica TV Digital) and (ii) using (MMDS) Multichannel Multipoint Distribution Service technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre. The authorizations for use of 2.5GHz frequency associated with pay TV service by MMDS technology were extended in February 16, 2009 and await a position from ANATEL regarding the payment conditions for renewal.

b.1. Fixed Switch Telephone Service Concession Agreement (STFC)

The Company is the concessionaire of the Fixed Switched Telephone Service (STFC) to render fixed telephony services in the local network and national long distance calls originated in sector 31 of region 3, which comprises the State of São Paulo (except the municipalities that form the sector 33), established in the General Concession Plan (PGO/2008).

The current Concession Agreement dated June 30, 2011, in place since July 1, 2011 awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2015 and December 31, 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in place at that moment.

The Concession Agreement establishes that all assets owned by the Company which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On June 30, 2011, the carrying value of reversible assets is estimated at R$6,657,435 (R$6,925,052 in December 31, 2010), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

In accordance with the Concession Agreement, every two years, during the agreement’s new 20-year period, public regime companies will have to pay a fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. In April of 2011, the Company made a payment for this concept of R$186,852, based on the 2010 STFC net revenues.

b.2. Commitments and relatives frequencies for mobile services

The authorizations granted by ANATEL may be renewed just once, for a 15-year period. Biannually, after the first renewal, a payment of rates equivalent to 2% (two percent) of the company’s revenue for the preceding year, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

The subsidiaries Vivo Participações and Vivo S.A. are engaged in cellular mobile telephone services (Personal Mobile Service – SMP), including the activities necessary or useful for the performance of said services, in conformity with the authorities granted to them.

In the auctions held by ANATEL on December 14 and 15, 2010, Vivo S.A. was the winner in 23 lots offered for sale the remaining sub-ranges of 900 MHz and 1800 MHz frequencies, in accordance with the Invitation to Bid n°002/2010/PVCP/SPV.

On April 28, 2011, in its 604th meeting held, ANATEL’s Board of Directors, decided in relation to the bidding instructions for H Band surplus (Bidding Instruction No. 002/2010/PVCP/SPV-Anatel) approved Lots 41, 42, 44, 45, 76 to 84, 92, 101, 105, 107, 115, 119, 122, 124, 128 and 163 for Vivo S.A. and other bid-winning operators for lots of that auction.

On May 30, 2011, the decision was published in the Official Gazette (DOU) and the authorization terms were signed with ANATEL. Accordingly, with the ratification of the aforementioned lots, Vivo S.A. increased its overall spectrum and began to operate in the 900 Mhz and 1.800 Mhz frequencies.

On the date of the signature of the Authorization Terms, R$81,175 was paid relating to 10% of the total value. The remaining 90% may be paid in cash or through financing, with a three year period waiver, in 6 equal and annual installments, restated at the Telecommunications Sector Rate (IST) plus interest at 1% a month.

The amount of R$811,754, relating to a total of 23 lots, was adjusted in the accordance with the remaining license period and recorded as an intangible asset at the subsidiary Vivo S.A.. At June 30, 2011, the remaining balance payable to ANATEL, less amounts paid in subscriptions to Authorization Terms (R$81,175) and adjusted to present value (R$36,377) of R$694,202, was recorded as current liabilities at the subsidiary Vivo S.A. The adjustment to present value was calculated based on 100% of the Interbank Deposit Certificate (CDI) rate.

In the following table, we list the information related to the 23 lots of 900 Mhz and 1800 Mhz as mentioned above:

Telecomunicações de São Paulo S.A. - Telesp

Notes to the quarterly information
Six-months period ended June 30, 2011
(In thousands of reais)
(A free translation of the original issued in Portuguese)

Lots	Frequency (MHz)		Area of service	Amounts
41	1800	10 + 10	States of PR, SC, RS, GO, TO, MS, MT, RO, AC e DF	217,629
42	1800	10 + 10	State of SP	183,982
44	1800	15 + 15	Municipalities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of RS	1,994
45	1800	15 + 15	States of AL, CE, PB, PI, PE and RN	28,978
76	900	2,5 + 2,5	State of RJ	18,429
77	900	2,5 + 2,5	State of ES	4,103
78	900	2,5 + 2,5	States of GO, TO, MS, MT, RO, AC and DF, except municipality of Paranaíba, in the state of MS, and municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of GO	14,775
79	900	2,5 + 2,5	State of RS, except for the municipalities of Pelotas, Morro Redondo, Capão do Leão and Turuçu	9,906
80	900	2,5 + 2,5	Municipalities of CN (*) 43, of the state of PR, except the municipalities of Londrina and Tamarana	1,450
81	900	2,5 + 2,5	States of PR and SC except for CN (*) 43 and the municipalities of Londrina and Tamarana, in the state of PR	15,159
82	900	2,5 + 2,5	State of BA	7,852
83	900	2,5 + 2,5	State of SE	1,126
84	900	2,5 + 2,5	States of AM, AP, MA, PA and PR	2,710
92	1800	2,5 + 2,5	SP except Grande SP and surrounding areas and sector 33 (*) PGO in the state of SP	15,951
101	1800	2,5 + 2,5	States of AM, AP, MA, PA and PR	2,710
105	1800	2,5 + 2,5	Municipality of Prenaíba, in the state of MS	35
107	1800	2,5 + 2,5	Municipalities of Buriti Alegre, Cachoeira Dourada, Inacionlândia, Itumbiara, Paranaiguara and São Simão, in the state of GO	118
115	1800	2,5 + 2,5	Municipalities of Buriti Alegre, Cachoeira Dourada, Inacionlândia, Itumbiara, Paranaiguara and São Simão, in the state of GO	118
119	1800	10 + 10	States of RJ, ES, BA and SE	161,984
122	1800	10 + 10	States of AM, AP, MA, PA and PR	95,678
124	1800	10 + 10	States of AL, CE, PB, PE, PI and RN	19,319
128	1800	10 + 10	Municipality of Paranaíba, in the state of MS and municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of GO	787
163	1800	5 + 5	Municipalities of Londrina and Tamarana, in the state of PR	1,061
Total	1800			811,754

(1) Municipalities of Altinópolis, Aramina, Batatais, Brodowski, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra, in the State of São Paulo

(2) CN = Municipalities with National Selection Code.

c. Subsidiaries

The table below shows the list of direct and indirect wholly-owned subsidiaries of the Company as well as the percentage ownership shareholdings:

d. Share Trading in Stock Exchanges

d.1. Shares traded in the São Paulo Stock Exchange (BM&FBovespa)

On September 21, 1998, the Company started trading its shares in the São Paulo Stock Exchange (BM&FBovespa), under tickers TLPP3 and TLPP4, for common and preferred shares.

d.2. Shares traded in the New York Stock Exchange (NYSE)

On November 16, 1998, the Company started the ADR trading process in the New York Stock Exchange (NYSE), which currently have the following characteristics:

• Type of share: preferred

• Each ADR represents 1 (one) preferred share

• The shares are traded in the form of ADRs through code “VIV” on the New York Stock Exchange

• Foreign depositary bank: The Bank of New York

• Custodian bank in Brazil: Banco Itaú S.A.

e. Corporate events in 2011

Merger of shares of Vivo Part. into Telesp

In a meeting held on March 24, 2011, ANATEL given prior consent to the Corporate restructuring operation involving the Company and Vivo Participações S.A., with Act No. 1,970, dated April 1, 2011, published in the Official Gazette on April 11, 2011.

The Company’s Extraordinary Shareholders’ Meeting held on April 27, 2011, unanimously approved the Protocol of Merger and Instrument of Justification agreed between the Company and Vivo Participações, with each share of Vivo Participações exchanged by 1.55 shares of the Company. The Company’s common and preferred shareholders and common shareholders in Vivo Participações had until May 30, 2011 to exercise their right to withdrawal. Shareholders that could evidence shareholding on December 27, 2010, the date of publication of the Notices of Material Fact relating to the transaction and opted for the right to withdraw were refunded for the shares they had the respective Companies. Amounts refunded to the Company’s common and preferred shareholders and the common shareholders of Vivo Participações were R$23.06 and R$25.30 per share, respectively, calculated at the respective net equity amounts at December 31, 2010.

Corporate restructuring – Grouping of SMP Authorization and Simplification of Corporate Structure

Vivo Participações Board of Director’s Meeting held on June 14, 2011 approved a proposal to group the authorization for the provision of SMP services (currently held by the subsidiary in the state of Minas Gerais and by Vivo S.A. in other states of Brazil), bringing together the operations and the Authorization Terms for SMP services at Vivo S.A.

The means proposed in making this corporate restructuring viable were the transfer of assets, rights and liabilities related to the operation of SMP services in Minas Gerais from Vivo Participações to Vivo S.A. (full subsidiary of Vivo Participações, mobile operator of the group that has SMP authorizations for the other states in Brazil). When completing this grouping, Vivo Part will become a holding and will be immediately incorporated by the Company (TELESP) in order to simplify and rationalize the cost structure of the companies involved.

In accordance with the provisions of Law No. 6,404/76, a specialized company will be engaged to prepare a valuation study for the part of Vivo Part’s net assets corresponding to SMP operations in the state of Minas Gerais that will be transfer to Vivo S.A.’s equity, as well as for the net equity of Vivo Participações that will be incorporated into the Company.

Due to the fact that Vivo Participações is currently a whole owned subsidiary of the Company, when recording the net equity value of shares in the subsidiary, the merger: i) shall not result in an increase of capital in the Company; ii) there shall be no exchange of shares held by non-controlling shareholders in Vivo Participações by the Company’s shares; and iii) there will be no need for the preparation of a net equity valuation report to market price for the calculation of the exchange share ratio, as there will not be any non-controlling shareholders to be protected.

Accordingly, under the terms of article 226, paragraphs I and II of Law No. 6,404/76, shares held by the Company in the net equity value of Vivo Participações will be cancelled. On conclusion of the corporate restructuring, Vivo Participações will be extinguished and Vivo S.A. will become a full subsidiary of the Company.

On June 14, 2011, the proposal to grouping SMP authorizations and simplifying the corporate structure was registered with ANATEL and it is scheduled that corporate restructuring will be finalized over the second semester of 2011.

f. Agreement between Telefónica S.A. and Telecom Italia

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Itália. Telefónica S.A. has the control of the Company, which also has the control of Vivo Participações S.A. Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Itália, Telefónica S.A. and the Company do not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company, its subsidiaries and TIM are transactions made in the regular course of business, which are regulated by ANATEL.

2. Basis of presentation of quarterly information

The consolidated quarterly information (ITR) for the six-months period ended June 30, 2011 is presented by the Company according to International Financial Reporting Standards (IFRS) issued by IASB and the accompanying individual and consolidated quarterly information are prepared in accordance with accounting practices adopted in Brazil, which comprise the provisions of corporate law set forth in Law No. 6,404/76, as amended by Law no. 11,638/07 and by Law no. 11,941/09 and pronouncements, issued by the Brazilian Accounting Pronouncements Board (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM).

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are classified as noncurrent.

In consolidation, all assets, liabilities, revenues and expenses resulting from transactions and equity holdings between the Company and its subsidiaries have been eliminated.

Approval of this ITR occurred in the Officers Committee meeting held on July 22, 2011.

This ITR was prepared based on accounting principles, practices and criteria that are consistent with those adopted in the preparation of the financial statements for the latest financial year, supplemented with the new pronouncements, interpretations and amendments which entered into force as from 01/01/2011 and the following standards, amendments and interpretations issued by the IASB (International Accounting Standards Board) and IFRIC (International Financial Reporting Interpretations Committee) described below:

IAS 24 (Revised) Related Party Disclosures

This revised standard introduces the following changes: (i) provides a partial exemption for government related entities, requiring disclosure of balances and transactions between them only if they are individually or collectively significant; and (ii) provides a new revised definition of a “related party”. The adoption of this standard did not impact the Company’s financial situation or results.

Changes to IAS 32. Financial Instruments Presentation

This change is intended to clarify that subscription right issues that allow the acquisition of a fixed number of own equity instruments at a fixed price will be classified as equity, irrespective of currency it is denominated and its exercise price, assuming that the issuance is made to all shareholders of a given class of shares or equity proportionate to the number of securities that they hold. The adoption of these changes did not impact the Company’s financial situation or results.

Improvements to International Financial Reporting Standards (IFRS) (May 2010)

This text introduces a series of improvements to IFRS in force mainly to eliminate inconsistencies and clarify the wording of some of these standards. These improvements did not impact the Company’s financial situation or results.

IFRIC 19 Extinguishing financial liabilities with equity instruments

This interpretation establishes that: (i) when the conditions of a financial obligation are renegotiated with a lender and such lender agrees to accept equity instruments from that company in order to settle that financial liability in full or in part the instruments issued will be considered as part of an installment paid to settle the financial liability; (ii) these instruments will be measured at their fair value, except when these cannot be reliably measured, in which case measurement of new instruments should reflect the fair value of the settled financial liability; and (iii) the difference between the book value of the cancelled financial liability and the initial amount of equity instruments issued is recorded in the income for the period. The adoption of criteria introduced for this new legislation did not have any impact on the Company’s financial situation or income for the period.

Changes to IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

This change is applied in specific situations when an entity has an obligation to make minimum annual contributions in relation to its post-employment defined benefits plans and makes prepayments to cover these requirements. The change allows an entity to treat the economic benefits of such prepayment as an asset. The adoption of these criteria did not have an impact on the Company’s financial situation or results.

New International Financial Reporting Standards and Interpretations of the IFRS Interpretations Committee (IFRIC) still not effective at June 30, 2011.

At the date of preparation quarterly information the following IFRS amendments and interpretation of the IFRIC have been issued but their application was not mandatory:

The Company is currently analyzing the impact of the application of these standards, amendments and interpretations. Based on preliminary analysis made up to the present date the Company estimates that their application will not have a significant impact on the consolidated financial statements on first time adoption. Notwithstanding, changes introduced by IFRS 9 will affect the presentation of financial assets and transactions with those occurring as from January 1, 2013

2.1 Main changes in the consolidation environment

The main events and changes in the consolidation environment that, due to their significance, should be considered for analysis of the consolidated quarterly information for the period ended June 30, 2011, are presented as follows:

a) Acquisition of Vivo Participações by the Company

As mentioned in Note 4, the Company incorporated 100% of shares of Vivo Participações S.A. amounting to R$31,222,630 (Note 1.”e” and 4). The Company’s consolidated quarterly information includes Vivo Participações and Vivo S.A. results from April 1, 2011. Vivo Participações and its subsidiary were included in the Company’s consolidated quarterly information through the full consolidation method.

b) Consolidation of TVA companies

As from January 1, 2011, the Company started to include the companies GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A. and Comercial Cabo TV São Paulo S.A. in its consolidated quarterly information by applying the full consolidation method. Up to the prior year these companies were included in the Company’s consolidated financial statements through the equity method. The effect of the consolidation of these companies is immaterial in relation to the Company’s consolidated quarterly information, being the reason why comparative information was not restated.

3. Summary of principal accounting practices

a) Trade accounts receivable, net: are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses.

This caption also includes accounts receivable from services rendered but not yet billed at the balance sheet date, as well as the accounts receivable related to the sales of handsets, simcards and accessories. Allowance for doubtful account is recorded in order to cover eventual losses and mainly considers expected losses.

b) Inventories: are stated at average acquisition cost, net of allowance for reduction to net realizable value. This corresponds to items for use, maintenance or resale.

c) Prepaid expenses: are measured at the amounts effectively disbursed related to services paid for but not yet incurred. The prepaid expenses are recognized in the statement of income when the related services and the economic benefits are obtained.

d) Investments: equity interests in subsidiaries and jointly controlled companies are stated by the equity method in the individual financial statements. In the consolidated financial statements, investments in subsidiaries are fully consolidated and investments in jointly controlled subsidiaries are consolidated proportionally.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and its subsidiaries have been eliminated.

The exchange rate variation on the shareholders’ equity of the jointly controlled Aliança Atlântica are recognized in the shareholders’ equity as cumulative translation adjustments.

e) Property, plant and equipment: this item is measured at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met. Asset costs are capitalized until the asset becomes operational.

Costs incurred after the asset becomes operational are immediately expensed, under the accrual method of accounting. Expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized.

The estimated costs to be incurred in the dismantling of towers and equipment in rented real property are capitalized with a corresponding provision for dismantling of fixed assets and are depreciated over the useful life of the equipment, which does not exceed the lease term.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets, which is based on technical studies that are regularly reviewed (see Note 13 – Property, plant and equipment).

f) Intangible assets (including goodwill): these are stated at acquisition and/or construction cost, less accumulated amortization and any impairment losses, if applicable.

Intangible assets also includes software rights of use acquired from third parties, authorization licenses obtained from ANATEL, customer lists, brands, premium amounts referring to own stores (which are being amortized over the term of the agreements) and other intangible assets.

Intangible assets with finite lives are amortized on the straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized but tested for impairment annually or when there is an indication that their carrying amount may not be recovered.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset. Gains and losses are recognized in the statement of income when the asset is derecognized.

Goodwill arising from the acquisition of investments occurred until December 31, 2008, are based on future profits and are treated as intangible assets with indefinite useful lives.

g) Leases: agreements providing for use of specific assets and the right to use an asset are subject to analysis so as to identify the accounting treatment applicable to lease arrangements. Agreements in which the lessor substantially transfers the underlying risks and benefits to the lessee are classified as finance lease.

The Company has agreements classified as finance lease from both the lessor’s and lessee’s standpoint. As a lessor, subsidiary A.Telecom has equipment lease agreements (Posto Informático), for which it recognizes revenue on the installation date at the present value of the agreement installments, matched against Accounts Receivable. As a lessee in agreements classified as finance lease, the Company records a fixed asset item, classified according to its nature, at the beginning of the lease term, at the present value of the agreement minimum mandatory installments matched against Other Liabilities. The difference between the nominal value of the installments and the accounts receivable/payable recorded is recognized as financial income/expense under the effective interest rate method based on the contract term.

Agreements in which the lessor retains a substantial part of risks and benefits are deemed as operating lease, and their effects are recognized in P&L for the year throughout the contractual term.

h) Asset recoverability analysis: in compliance with IAS 36/CPC 1 (R1), the Company and its subsidiaries review the net book value of assets, in order to assess if there are events or changes in the economic, operating or technological circumstances which may indicate asset impairment or loss in its carrying amount.

If such evidences are identified and the net book value exceeds the recoverable amount, an impairment provision is recorded, adjusting the net book value to the recoverable amount.

The recoverable amount is defined as the higher of the value in use and the fair value less cost to sell.

In estimating the value in use of an asset, the estimated future cash flows are discounted to their present value using a pre-tax cost of capital - "CAPM - Capital Asset Pricing Model" discount rate, which reflects the weighted average cost of capital and the specific risks of the asset.

The fair value less cost to sell is determined, whenever possible, on firm sale agreement in a transaction on an arm’s length basis, between knowledgeable and willing parties, adjusted by expenses attributable to the sale of the asset, or, when no firm sale agreement exists, based on the market price of an active market, or on the price of the most recent transaction with similar assets.

Losses from continuous operations, including inventory write-off, are recognized in the statement of income in expense accounts compatible with asset function.

For assets, excluding goodwill, an analysis is performed on the closing date of each fiscal year, to identify if there is an indication that the impairment previously recognized may no longer exist or may have decreased.

An impairment loss previously recorded is reversed only if there is a change in the assumptions used to determine the asset recoverable value as from the time of recognition of the last impairment.

The reversal is limited so that the asset book value does not exceed its recoverable value, nor exceeds the book value that would have been determined, net of depreciation, if no impairment had been recognized for the asset in prior years. This reversal is recognized in the statement of income.

The following criteria are applied to assess the impairment of specific assets:

h.1) Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may be impaired.

When the recoverable amount is lower than its book value, impairment is recognized. Goodwill impairment cannot be reversed in future fiscal years.

h.2) Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

h.3) Value in use

The main assumptions used to estimate the value in use are:

• Revenue: The revenues are estimated considering the growth of the customer base, the evolution of the market income vis-à-vis the GDP – Gross Domestic Product and the Company and its subsidiary’s share in this market;

• Operating costs and expenses: The variable costs and expenses were estimated according to the dynamic of the customer base, and the fixed costs and expenses were projected in line with the historical performance of the Company and its subsidiaries, as well as with the historical growth of the revenue; and

• Capex: Capital expenditures are estimated based on the technological infrastructure required to make feasible the offering of services.

The key assumptions are based on the historical performance of the Company and its subsidiaries and on reasonable macroeconomic assumptions based on market financial projections, documented and approved by Company’s Management.

The impairment tests of the Company and its subsidiaries fixed and intangible assets did not result in the recognition of losses for the years ended December 31, 2010, since their estimated market value exceeds their net book value on the assessment date. For the quarter ended June 30, 2011 there were no circumstances indicating that the Company and its subsidiaries should record losses on impairment of assets.

i) Business combinations and goodwill: Business combinations are accounted for using the acquisition method. The acquisition cost is measured at the fair value of assets, equity instruments and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are initially measured at fair value on the acquisition date, regardless of the non-controlling shareholders interest (Note 4).

Initially, goodwill represents the excess of the cost of acquisition over the net fair value of the acquired assets, assumed liabilities and identifiable contingent liabilities from an acquired company, on the respective acquisition date. If the acquisition cost is lower than the fair value of the acquired company's net assets, the difference is recognized directly in the statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating unit that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to this unit.

When goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

j) Financial Instruments, cash and cash equivalents:

Initial recognition and subsequent measurement

(i) Cash and cash equivalent

Includes cash, credit balances in bank accounts and investments redeemable within 90 days of the date of acquisition with immediate liquidity and with insignificant change in market value.

(ii) Financial Assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, available for sale financial assets or as derivatives, designated as hedging instruments in an effective hedge as appropriate. The Company determines the classification of its financial assets upon their initial recognition, when they become part of the contractual provisions of the instrument.

Financial assets are initially recognized at fair value plus, in the case of investments not classified as at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Sales and purchases of financial assets that require delivery of goods within a time frame established by regulation or market convention (regular way trades) are recognized on the transaction date, i.e. the date that the Company commits to buy or sell the asset.

The Company's financial assets include cash and cash equivalents, trade accounts receivable and other receivables, quoted and unquoted financial instruments and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

This category includes derivative financial instruments entered into by the Company that do not meet the hedge accounting criteria as defined by the corresponding standard. Financial assets at fair value through profit or loss are presented in the balance sheet at fair value, with corresponding gains or losses recognized in the income statement.

The Company has not designated any financial asset upon initial recognition at fair value through profit or loss.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are carried at amortized cost using the effective interest rate method, less impairment, if and when applicable. Amortized cost is calculated by taking into account any discount or premium in the acquisition and fees or other costs incurred. Amortization under the effective interest method is included in financial income in the income statement. The losses arising from impairment are recognized as financial expense in the income statement, if and when applicable.

Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) held to maturity investments or (c) financial assets at fair value through profit or loss. These financial assets include equity instruments.

After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses recognized directly in the available for sale reserve within the group of other comprehensive income until the investment is derecognized, excepted situation of impairment losses.

When the investment is derecognized or when impairment is detected, the cumulative gains or losses previously recognized in other comprehensive income should be recognized in the statement of income.

The fair value of available for sale financial assets in foreign currency is measured and translated into foreign currency using the spot exchange rate prevailing at the date of the financial statements. The changes in fair value attributable to translation differences are recognized directly in equity.

Derecognition

A financial asset (or, where appropriate, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

• The rights to receive cash flows from the asset have expired;

• The Company transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the cash flows received in full, without significant delay to a third party under a pass-through agreement, and (a) the Company has transferred substantially all risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all risks and rewards related to the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through agreement and has neither transferred nor retained substantially all risks and rewards related to the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

In this case, the Company also recognizes an associated liability. The transferred asset and associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at original book value of the asset or the maximum amount of consideration that may be required of the Company, whichever is lower.

(iii) Impairment of financial assets

The Company assesses at each reporting date whether there is any evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is considered to be impaired if and only if, there is evidence of impairment as a result of one or more events that have happened after the initial recognition of the asset (an incurred “loss event”) and a loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

Financial assets carried at amortized cost

In relation to the financial assets carried at amortized cost, the Company first assesses individually if there is evidence for impairment for each financial asset that is individually significant, or collectively for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a joint assessment for impairment.

When there is evidence of the occurrence of impairment, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses not yet incurred).

The carrying amount of the asset is reduced through the use of an allowance account, and the impairment amount is recognized in the income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate for the asset. The loans, together with the associated allowance are written off when there is no realistic prospect of their future recovery and all guarantees have been realized or transferred to the Company. If in a subsequent year the estimated impairment amount increases or decreases due to an event occurring after the recognition of impairment, previously recognized impairment is increased or reduced by adjusting the allowance account. In the event of any future recovery of a written off amount, the recovery is recognized in the income statement.

Available for sale financial investments

For financial instruments classified as available for sale, the Company analyzes whether there is any evidence that the investment is recoverable at each balance sheet date.

For investments in equity instruments classified as available for sale, evidence includes a significant and prolonged decline in the fair value of investments below their cost.

When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and current fair value, less any impairment loss that has been previously recognized in income, is reclassified from shareholders’ equity to the income statement.

Increases in fair value after the recognition of impairment are recognized directly in comprehensive income.

(iv) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and financing or as derivatives classified as hedge instruments, as appropriate. The Company determines the classification of its financial liabilities upon their initial recognition.

Financial liabilities are initially recognized at fair value and, in the case of loans and financing, are increased by the cost directly related to the transaction.

The Company's financial liabilities include accounts payable to suppliers, loans and financing and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by the corresponding standard.

The Company has not designated any financial liability upon initial recognition at fair value through profit or loss.

Loans and financing

After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as during the amortization process using the effective interest rate method.

Derecognition

A financial liability is derecognized when the obligation is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender with substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in corresponding carrying amounts is recognized in the income statement.

(v) Offsetting of Financial instruments

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and if there is an intention of offsetting or realizing the asset and settling the liability simultaneously.

(vi) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on quoted-market prices at the close of business on the balance sheet date, without deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. Techniques may include using recent market transactions (on an arm’s length basis); reference to the current fair value of a similar instrument, such as discounted cash flow analysis or other valuation models.

k) Derivative financial instruments and hedge accounting:

Initial recognition and subsequent measurement

The Company and its subsidiaries use derivative financial instruments such as currency swaps to provide protection against the risk of changes in exchange rates.

Derivative financial instruments designated as hedge transactions are initially recognized at fair value on the date on which the derivative contract is signed and subsequently are remeasured at fair value.

Derivatives are carried as financial assets when the instrument's fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives during the year are recorded directly in income.

For the purposes of hedge accounting, the Company's contracts were classified as fair value hedges to provide protection against exposure to changes in the fair value of an identified part of certain liabilities that are attributable to a particular risk (exchange variation) and can affect net income. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded from the hedge, the prospective statement of the effectiveness of the hedge relationship and the way in which the Company will assess the effectiveness of the hedge instrument for the purpose of offsetting the exposure to changes in fair value of the hedged item.

Such hedges are expected to be highly effective in offsetting changes in fair value and are being continually assessed to determine whether they were actually highly effective over all the financial reporting periods for which they were designated.

Fair value hedges which meet the criteria for their accounting are recorded as follows:

The gain or loss resulting from changes in fair value of a hedge instrument shall be recognized in income. The gain or loss resulting from the hedged item attributable to the hedged risk should adjust the recorded amount of the hedged item to be recognized in income. The changes in fair value of the hedge instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the line of the income statement related to the hedged item.

Current versus non-current classification

Derivative instruments that are not designated and effective hedging instruments are classified as current or non-current or segregated into current or non-current portions based on an evaluation of the contracted cash flows.

• When the Company maintains a derivative as an economic hedge (and does not apply hedge accounting) for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current (or segregated into current or non-current portions), consistently with the classification of the corresponding item.

• Derivative instruments that are designated as, and are effective hedging instruments are classified consistently with the classification of the corresponding hedged item.

The derivative instrument is segregated into current or non-current portions only when a reliable allocation can be made.

l) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily needs more than 18 months to get ready for its intended use or sale are capitalized as part of the cost of the respective assets.

All other borrowing costs are expensed when occurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

m) Interest on shareholders’ equity

According to the Brazilian legislation, companies are allowed to pay interests on shareholders’ equity, which are similar to the payment of dividends, but are deductible for purposes of ascertainment of income tax. In compliance with the Brazilian tax laws, the Company booked a reserve for the amount owed in consideration of the account of financial expenses for the year’s results and reversed such expense, recording a debit direct to shareholders’ equity, resulting in the same accounting treatment of dividends. The distribution of interest on shareholders’ equity to the shareholders is subject to withholding income tax at 15%.

n) Provisions:

n.1) General:

Provisions are recognized when the Company or its subsidiaries have a present obligation as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The provisions are restated up to the balance sheet date at the probable loss amount, observing the nature of each contingency.

Provisions are presented by the gross amount, without considering the respective escrow deposits and are classified as civil, labor, tax and regulatories. Escrow deposits are classified as assets, since the presentation of provisions net of escrow deposits are not met.

n.2) Provision for claims and litigations

The Company and its subsidiaries are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax, civil and regulatory claims, and accounting provisions have been booked with respect to such lawsuits whose likelihood of loss was deemed as probable. The provisions for claims and litigations are determined based on the opinion of the Company's and its subsidiaries Management and legal counsel.

n.3) Provision for dismantling of assets

This refers to the costs to be incurred in connection with the possible need for giving back to their owners the “sites” (locations for installation of radio bases of the Company or its subsidiaries) in the same conditions as they were found at the time of the execution of the initial lease agreement.

o) Post-retirement benefit plans

The Company and its subsidiaries sponsors pension plans for individual employees and retirees as well as multi-sponsored health care plans for former employees. Actuarial liabilities relating to defined-benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are immediately recognized in other comprehensive income.

For plans with defined contribution features, the obligation is limited to the payment of contributions, which are recognized in income on the accrual basis.

The defined benefit asset or liability to be recognized in the financial statements comprises the present value of the defined benefit obligation, less cost of past services not yet recognized and less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a closed pension fund. Plan assets are not available to creditors of the Company nor can they be paid directly to the Company. The fair value is based on market price information and in the case of quoted securities, it is the published purchase price. The value of any defined benefit asset recognized is limited to the sum of any past service cost not yet recognized and the present value of any economic benefit available in the form of reductions in future contributions to the plan.

p) Profit sharing

The Company and its subsidiaries have liabilities stemming from employment contracts with its employees, and recognize these provisions during the year. Provisions are recorded to recognize the expense relating to profit sharing. These provisions are calculated based on qualitative and quantitative goals defined by management and recorded in specific accounts in accordance with Cost of services, Sales expenses and General and administrative expenses groups of accounts.

q) Other assets and liabilities

An asset is recognized in the balance sheet when it is more likely than not that its future economic benefits will be generated on behalf of the Company and its subsidiaries and its cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal or constructive obligation arising from past events, being probable that an outflow of resources will be required to settle the obligation.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are considered to be noncurrent.

r) Governmental grant and assistance

Governmental grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis in connection with the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as deferred income and released to income in equal amounts over the expected useful life of the related asset.

Where loans or similar assistance are provided by governments or related institutions with an interest rate below the current applicable market rate, the effect of this favorable interest rate is considered as additional government grant.

Under the Brazilian tax rules (Provisionary Measure No. 2199-14, of August 24, 2001, subsequently amended by Law No. 11,196, of November 21, 2005), legal entities with title of projects located in areas under the jurisdictions of the Amazon Development Authority (“SUDAM”) and of the Northeast Development Authority (“SUDENE”), whose businesses fall into an economic sector that is considered a priority under an act issued by the Executive Branch, may request an income tax abatement as provided for in these regulations.

Vivo Part, subsidiary of the Company, has been granted a tax benefit consisting of a 75% corporate tax reduction, based on net income earned from exploiting areas in northern Minas Gerais and the Jequitinhonha valley. This benefit has been granted up to and including 2013.

Vivo S.A. has been granted a tax benefit consisting of a 75% corporate tax reduction, based on income earned from exploiting areas in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This benefit has been granted up to and including 2013.

A portion of net income for which a tax benefit has been granted was excluded from the calculation of dividends and may be used only for capital increase and compensation of losses.

In January 2010, a financing line with the Brazilian Development Bank (BNDES) was approved through the Investment Maintenance Program (BNDES-PSI). The funds, which are being used to acquire Brazilian equipment for improvement of network capacity, have been previously recorded under BNDES Finame (Government Agency for Machinery and Equipment Financing) and released as investments were made.

As this financing has an interest rate lower than market interest rates, this transaction falls within the scope of IAS 20/CPC 7. The loans have been recognized at inception at their fair values assuming market rates with a corresponding adjustment to deferred revenue.

s) Adjustment to Present Value of Assets and Liabilities

The long-term and short-term financial assets and liabilities are adjusted to their present value. The adjustment to present value is calculated taking into account the contractual cash flows and the explicit interest rate, and in certain cases, implicit interest rate, of the respective assets and liabilities.

Therefore, interests embedded in the revenues, expenses and costs associated with such assets and liabilities are deducted with the purpose of recognizing them in accordance with the accrual method. Subsequently, such interests are reallocated to the lines of financial expenses and financial income for the year by using the actual interest rate method in relation to the contractual cash flows. The implicit interest rates applied were determined based on facts and circumstances, and are deemed to be accounting estimates.

t) Revenue recognition

i) Revenue recognition:

The Company’s revenues consist primarily of voice and data telecommunication services and additional services that are offered to customers through traffic packages with fixed price (monthly) or according to customer’s traffic utilization.

Revenues related to telecommunications services rendered are recorded on the accrual basis based on the contractual terms. Unbilled revenue from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered.

Revenue from the sales of cards for public telephones is deferred and recognized in income as the cards are utilized based on consumption estimates.

Prepaid cell phone recharge credit revenues, as well as respective taxes due thereon, are deferred and recognized in the statement of income when services are actually rendered.

Income from equipment under lease agreements classified as finance leases is recognized upon equipment installation, when the risk is actually transferred. Income is recognized for the present value of future minimum lease payments.

Revenues from sales and services are subject to the following taxes and contribution taxes: State VAT - ICMS, Social Contribution Taxes on Gross Revenue for Social Integration Program - PIS, Social Security Financing - COFINS and Service Tax– ISS.

ii) Recognition of Revenues and Costs of Goods Sold

Revenues and costs of goods sold (handsets, simcards and accessories) are recorded when risks and benefits of goods are transferred to the buyers. Sales in its own stores are recognized when sold to end consumers. Revenues and costs of goods sold via dealers are recorded upon activation of the handset, but, in any case, no later than 90 days after the sale date.

iii) Financial Income and Expenses

Financial income and expenses represent interest, monetary and exchage variations from financial investments, derivative, loan, financing and debenture transactions; net present value adjustments of transactions that generate cash assets and liabilities; and other financial transactions. These are recognized on accrual basis when earned or incurred by the Company and its subsidiaries.

iv) Customer Loyalty Program

The subsidiaries Vivo Participações and Vivo S.A. have a customer loyalty program that allows customers to accumulate points when generating traffic for the use of services provided by the Company and its subsidiary. The accrued points may be exchanged for handsets or services, provided the customer has a minimum stipulated balance of points. The consideration received is allocated to the cost of the handsets or services redeemed at their fair value. The fair value of the points is calculated by dividing the discount value granted as a result of the customer loyalty program by the amount of points needed to carry out the redemption by. The fair value of the accrued balance of generated points is deferred and recognized as income upon redemption of points.

u) Foreign-currency-denominated balances and transactions

The Company’s functional currency is the Brazilian real (R$). Foreign currency transactions are recorded at the prevailing exchange rate at date of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in financial income and financial expenses.

On June 30, 2011 the exchange rates were: US$1.00 = R$1.5611, JPY1.00 = R$0.01939, €1.00 = R$ 2.2563.

v) Taxes and contributions:

We list below the acronyms of the taxes and contributions described in this quarterly information:

• CIDE – Contribution for Intervention in the Economic Domain – federal tax;

• COFINS – Contribution for Social Security Financing - federal tax;

• CSSL – Social Contribution on Net Income – federal tax;

• FISTEL –Telecommunications Inspection Fund;

• FUNTTEL – Fund for Telecommunications Technological Development;

• FUST – Telecommunications Universal Service Fund;

• ICMS – Tax on the Circulation of Goods and on Services – state tax;

• IOF – Tax on Financial Transactions – federal tax;

• IRPJ – Corporate Income Tax – federal tax;

• IRRF – Withholding Income Tax – federal tax;

• ISS – Tax on Services – municipal tax;

• PIS – Social Integration Program – federal tax;

• TFF – Operation Inspection Fee; and

• TFI – Installation and Inspection Fee.

Income tax and social contribution expenses include the effects of current and deferred taxes.

The carrying amount of current income tax assets and liabilities for the current period and prior periods represent the amount expected to be recovered from or paid to tax authorities. The tax rates and tax legislation used to calculate the amounts are those enacted or substantially enacted at the balance sheet date. In the balance sheet the current income taxes are stated net of the amounts paid during the year.

Deferred tax assets are obtained using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

At the balance sheet date, deferred tax assets are recognized to the extent that their future realization is assessed as more likely than not based on the future taxable income.

The deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, regardless of the expected realization. The tax effects of items recorded directly in shareholders’ equity are recognized in equity.

Taxes and contributions caption also include legal obligations, which are those whose legality or constitutionality are being discussed in court by the Company and its subsidiaries. Provisions are created for all such amounts, irrespective of the assessment of the legal counsels of the Company and its subsidiaries as to the chances of loss.

w) Concession agreement’s renewal fee

It is a fee which will be paid each odd years during the term the concession agreement is in force, equivalent to 2% of its prior-year SFTC net revenue, according to the contract. The corresponding expense is recognized proportionally over each biennium concerned (Note 22).

x) Accounting estimates

The preparation of the financial statements requires management to make judgments and estimates and adopt assumptions that affect the reported amounts of revenue, expenses, assets and liabilities and the disclosure of contingent liabilities at balance sheet date.

However, uncertainty relating to these assumptions and estimates could result in outcomes that would require significant adjustment to the carrying value of the asset or liability affected in future periods.

The main assumptions concerning the future and other important sources of estimation uncertainty at the balance sheet date, which have a significant risk of causing a significant adjustment in the carrying value of assets and liabilities are discussed below:

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable value, which is the higher of its fair value less selling costs and its value in use. The calculation of fair value less selling costs is based on information available from binding sales transactions of similar assets or observable market prices less additional costs for disposing of the asset. The calculation of value in use is based on the discounted cash flow method. The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company records provisions, based on reasonable estimates, for possible consequences of audits by tax authorities of the jurisdictions in which it operates. The amount of these provisions is based on several factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects, depending on the conditions prevailing in the jurisdiction in which the Company operates.

Post-employment benefits

The cost of defined benefits pension plans and other post-employment health care benefits and the present value of pension obligations are determined using actuarial valuation methods. An actuarial valuation involves the use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in pension benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed periodically.

The mortality rate is based on mortality tables available in Brazil. Future increases in wages and pension benefits are based on expected future inflation rates for Brazil.

For further details on the plans, see Note 34.

Fair value of financial instruments

When the fair value of financial assets and liabilities presented in the balance sheet cannot be obtained in active markets, it is determined using valuation techniques including the discounted cash flow method. The input for these methods is taken from observable markets when possible. However, when this is not possible, a certain level of judgment is required in establishing fair values. This judgment includes consideration of data used, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value of financial instruments.

Provisions for tax, civil and labor risks

The Company recognizes a provision for civil, labor and tax claims. The assessment of probability of loss includes evaluation of available evidence, the hierarchy of laws,

available case law, most recent court decisions and their relevance in the legal system, as well as the evaluation of outside counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or judicial rulings.

Fixed and intangible assets, including goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates, particularly for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological changes are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the statement of income for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as an analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Company and its subsidiaries evaluates periodically its cash-generating unit’s performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating unit to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Revenue recognition

Promotional campaign enrolment fee

Enrolment fees paid by the customers of the Company and subsidiaries to allow them to participate in the promotional campaigns of the Company and subsidiaries are deferred and recorded in profit or loss for the period the referred campaign lasts.

Multiple-element arrangements

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, revenues in future years.

y. Non-controlling shareholders interest

Non-controlling shareholders interest represents the portion of income or loss and of net equity of subsidiaries that are not held by the Company, stated in the consolidated balance sheet under the net equity caption.

z. Statements of cash flows and of added value:

The statements of cash flows were prepared using the indirect method and reflect changes in cash over the stated years. The terms used in the statements of cash flows are as follows:

• Operating activities: refer to the main transactions performed by the Company and its subsidiaries and activities other than investment and financing;

• Investing activities: refer to additions and dispositions of noncurrent assets and other investments not included in cash and cash equivalents;

• Financing activities: refer to activities resulting in changes in equity and loans.

The statement of value added is presented as additional information in compliance with Brazilian corporation law. Its purpose is to highlight the resources created by the Company during the year and demonstrate its distribution among the different stakeholders.

aa. Segment Reporting

An operating segment is defined as a component of an entity for which discrete financial information is available, and which is reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to an individual segment and to assess its performance. Since all decisions by management are made based on consolidated reports, the Company and subsidiaries’ operation is to provide its customers with quality mobile telecommunication services , and that all decisions on strategic, financial, procuring, investment and resource application planning are made on a consolidated basis, the management concluded that the Company and its subsidiaries operate in a single operating segment, which is the rendering of telecommunications services.

4. ACQUISITION OF VIVO PARTICIPAÇÕES S.A. (VIVO PART.) Fiscal year 2011 Background: Acquisition of Brasilcel N.V. stocks by Telefónica S.A.

As disclosed through material fact notices dated July 28, 2010 and September 27, 2010, on July 28, 2010 Telefónica S.A., a corporation with head office in Madrid, Spain (Telefónica) and Portugal Telecom SG SGPS, S.A., a corporation with head office in Lisbon, Portugal (Portugal Telecom) signed an agreement for the acquisition of 50% of Brasilcel N.V’s (Brasilcel) shares by Telefónica, owned by Portugal Telecom. Therefore, the transaction resulted in the indirect acquisition of shares of Vivo Participações. Brasilcel, is a company headquartered in the Netherlands, was held prior to the acquisition by Telefónica (50%) and by Portugal Telecom (50%) and, in 2002, it was used as a means to form a joint venture between both shareholders so as to hold the shares and control of the holdings jointly, as well as the mobile phone companies which were later added, respectively, in Vivo Part. (former Telesp Celular Participações S.A.) and in Vivo S.A, full subsidiary of the Company.

After the conclusion of this control acquisition, Telefónica announced on October 1, 2010 that the integration of its mobile and fixed line products in Brazil would offer operational, financial and tax synergies due to the merger of Vivo to the integrated management model of Grupo Telefónica, which present value amounted to 3.3 – 4.2 billion Euros.

On December 21, 2010, Brasilcel was merged by Telefónica, which held direct and indirect stakes in Vivo Part.’s capital stock, with a share of approximately 60%.

Due to the acquisition of control of Vivo Part. and pursuant to the terms provided for in Article 254-A of Law 6,404/76 the procedures established in article 29 of CVM Instruction 361, applicable to Tender Offers (OPA) by sale of control, as defined by item III of article 2 of CVM Instruction 361, on February 17, 2011 Telefónica through its subsidiary SP Telecomunicações Ltda (“SPTelecom”) launched a Public Tender Offer for the shares with voting rights of Vivo Part. (ON shares) held by non-controlling interests. Those shares were priced at 80% of the value paid by Telefónica to Portugal Telecom SG SGPS S.A., for each common share with voting rights of Vivo Part. S.A. (ON) owned by Brasilcel.

On March 18, 2011, date of Tender Offers (OPA), SP Telecom acquired 10,634,722 common shares of Vivo Part., representing 2.65% of the company’s capital.

Acquisition of Vivo Part. by Telesp and corporate restructuring

In order to unify the shareholder’s base of the companies, simplify the organizational structure, rationalize costs, integrate businesses and, consequently, generate synergies provided for in the strategy of Telefónica, on December 27, 2010, the Boards of Directors of Vivo Part. and Telesp approved the terms and conditions for restructuring, which provided for the merger of 100% of the shares of Vivo Part. Into Telesp. Following recommendations of the Guiding Opinion No. 35 of CVM, independent special committees were created to negotiate the exchange ratio of shares and conclude about the other conditions of the Corporate Restructuring proposal in order to submit later its recommendations to the Board of Directors of both companies.

The proposal was submitted to Anatel's authorization and approved at a meeting of the Board of this agency held on March 24, 2011.

On March 25, 2011, the Boards of Directors of Vivo Part. and Telesp approved the terms and conditions of the Corporate Restructuring, which were approved unanimously by the general meetings of shareholders of the Companies held on April 27, 2011.

The Holdings (TBS Celular Participações Ltda. Portelcom Participações S.A., Brazil PTelecom SA), controlled by Telefónica S.A. and whose main purpose was to hold shares of Vivo Part. were merged into Vivo Part as a preliminary phase for the first stage of restructuring.

The first stage of the transaction consisted of the unification of the share base of fixed and mobile operators of the Telefonica Group in Brazil, through the merger of shares of Vivo Part. into Telesp. Telesp merged all shares of Vivo Part., attributing it directly to the holders of shares of Vivo Part. incorporated, the new shares of Telesp. The exchange of shares of Vivo Part. for shares of Telesp was based on the exchange share ratio of 1.55 shares of Telesp for each share of Vivo Part. This followed the recommendations of the independent special committees.

Due to the merger of shares of Vivo Part., Telesp’s capital was increased by R$31,222,630, considering the economic value of the incorporated shares, based on an Economic Value Appraisal of Vivo Part. prepared by Planconsult Consultoria Ltda. ("Planconsult") in accordance with the provisions of article 252 paragraph 1 and combined with article 8.

Telefónica’s strategy in the first stage of the corporate restructuring was to maximize the potential of its operations in Brazil. Therefore, Telesp became the direct shareholder of Vivo Part, and indirectly of Vivo S.A. Through the creation of this 'umbrella investment structure', the non-controlling shareholders of both companies will be equally benefited by the added values generated by the combination of fixed line and mobile services. This is a basic movement in business so as to improve its converging market strategy, including combined mobile and fixed line offers, etc. This reorganization created the conditions for the beginning of the process to obtain operational and financial synergies.

On July 6, 2011, Vivo Part. filed a statement with the Securities and Exchange Commission ("SEC") in order to cancel its registration for the program of American Depositary Shares ("ADSs"), since all its ADSs were converted into ADSs of Telesp, plus payment currency in lieu of fractional Telesp ADSs, due to the merger of shares of Vivo Part. into the Company.

The second and third stages of the corporate restructuring, disclosed to the market on June 15, 2011, seeks to continue the simplification process of the current organizational structure of the Companies, so as: (i) to focus all authorizations for the rendering of SMP (personal mobile service) services (currently held by Vivo Part and Vivo S.A.), and (ii) simplify the current corporate structure, eliminating the structure of Vivo Part. (now a subsidiary of Telesp), which due to the referred concentration of commitments will become a holding company through the merger of all the shareholders of Vivo Part. into Telesp.

In the second stage assets, rights and obligations of Vivo Part. related to mobile operations in Minas Gerais will be awarded to Vivo S.A., a subsidiary of Vivo Part. As a result, Vivo S.A. will be the only mobile operator in the group and Vivo Part. will become a holding company.

In order to further simplify the current corporate structure and rationalize the structure costs of the Companies and due to the valid absence of a reason to maintain Vivo Part. just a holding company of Vivo S.A., the third and final stage is the merger of Vivo Part. into Telesp.

It is estimated that the second and third stages of the corporate restructuring will be finalized during the second half of 2011. The effectiveness of this step is subject to Anatel’s approval.

Accounting of Acquisition of Vivo Part. by Telesp

Considering that business combinations between entities under common control has still not been specifically treated by local accounting regulations (CPCs) and IFRS, a company must apply the hierarchy provided for in paragraphs 10-12 of CPC Technical Pronouncement 23 (equivalent to IAS 8 – paragraphs 10 to 12) to choose the accounting practice to be adopted.

Therefore, in the absence of a CPC or IFRS regulation which treats similar or related matters, and in the lack of guidance in the Conceptual Structure for the Elaboration and Presentation of Financial Statements, management can also consider the most recent technical positions taken on by other accounting regulatory bodies which use a similar conceptual structure to that of CPC to develop accounting pronouncements, or even, other generally accepted accounting literature and practices, so long as they do not conflict with the sources listed in item 11 of CPC 23.

Therefore, an entity can choose to account a business combination between entities under common control by either the acquisition method in accordance with CPC 15/IFRS 3(R) or by the pooling of interest method, with guidance provided by other accounting regulatory bodies with a similar structure to CPCs or IFRSs.

The fact that CPC15/IFRS 3 (R) scopes out business combinations under common control does not emanate from the fact that the Board felt either method was inappropriate, but that it wanted to address common control business combinations as a separate issue in the business combination project. In the meantime, the Board did not want to prescribe or ban either of these methods.

Since the acquisition method results in the revaluation of net assets of one or more entities involved and / or the generation of goodwill, there must be economic substance from the perspective of the acquiring entity for this method can be applied, as is the case of this business combination.

Therefore, it is necessary that all the facts and circumstances from the perspective of the acquiring entity should be carefully analyzed, before it is concluded that a transaction has economic substance. If there is no economic substance, the pooling of interests method is the only method that may be applied to that transaction.

Management understand that this transaction has economic substance having considered the following factors in the evaluation and documentation of the economical substance of this transaction:

a) Objectives of the transaction: The acquisition of control of Vivo Part. by Telefónica had as its main objective the integration of fixed and mobile telecom services in Brazil as the telecommunication segment is already moving in this direction. Therefore, Telefónica must integrate necessarily its fixed and mobile operations in Brazil, so as to operate more efficiently and with the possibility of competing with the other companies in the telecom segment.

The merger of Vivo Part.’s shares in Telesp represents the first step towards the integration of business and immediately generates gains due to the rationalization of structures and synergies, as well as avoids risks of claims by the shareholders of both companies, especially at this moment, in which some activities could be focused in one or in the other company. In addition, the shareholders of both companies will benefit from the higher liquidity of the shares in the stock exchange.

b) Involvement of third parties in the transaction, such as non-controlling shareholders: Vivo Part. had an expressive number of non-controlling shareholders, representing 40.4% of its capital stock, which voted and approved the merger of shares in Telesp, with abstention of only one shareholder who held 103 shares, which is not expressive considering the Company’s capital. Telesp, which had around 12% of non-controlling shareholders, had its operation approved by unanimous votes of the present shareholders. In addition to the approval of the operation by the shareholders of both companies, a proof of the market’s approval regarding the operation was the low level of dissent. Joining both companies total dissent was of 138 shares, totaling R$3,413.00 (three thousand, four hundred and thirteen reais).

As previously mentioned, in compliance with CVM Instruction 361, the Public Tender Offer for voting shares (ON shares) held by non-controlling interests took place due to the acquisition of control of Vivo Part. Therefore, as a result of this tender offer, 10,634,722 common shares were purchased in 2011, totaling R$ 1,265,212.

c) If the transaction was conducted or not at fair value: The exchange ratio of shares was based on the fair market values of both companies (Vivo Part. and Telesp), considering compliance with Law 6,404 of September 15, 1976, as well as CVM (Securities and Exchange Commission) regulations. The exchange ratio of shares was determined based on the recommendations of independent special committees and in their economic values, based on the discounted cash flow method, calculated by the financial advisors of Vivo Part.’s Committee, Signatura Lazard Financial Advisory Services Ltda. ("Signatura Lazard"), and Telesp’s committee, Banco Santander S.A. ("Santander").

The independent special committees, composed exclusively for this purpose, as required by the Guiding Opinion No. 35 of the CVM, made the recommendations after negotiation of the exchange ratio, based on the analysis of assessments prepared by its financial advisors and the range of proposed share exchange ratios.

The economic value attributed to the shares of Vivo Part. used for the purpose of Telesp’s capital increase was determined by the Appraisal Report prepared by Planconsult, based on discounted cash flows.

According to item 4.2 of the Merger Protocol the shareholders of Vivo Part. received in exchange of the shares they owned, new shares issued by the Telesp, by the same type as those held by Vivo Part shareholders. The exchange of shares was approved as follows: for each common and preferred share of Vivo Part., 1.55 new shares of the same type were issued by Telesp. Therefore, Telesp issued 619,364,658 shares (212,767,241 common shares and 406,597,417 preferred shares) as payment for the 100% of the shareholdings of Vivo Participação S.A. The market value of the issued shares in the total amount of R$ 31,222,630 was calculated based on the economic value of Vivo Part. on December 31, 2010.

Signatura Lazard expressed his understanding that the exchange ratio is from the financial point of view, switched for non-controlling shareholders of Vivo Part. Santander expressed his understanding that with the exchange ratio, was given, from the financial point of view, equitative treatment to the shareholders of Telesp.

d) Existing activities in the companies involved in the transaction: The exchange of shares between Vivo Part. (mobile operator) and Telesp (fixed line operator) is part of the strategy of integrating both activities, considering that the acquirer (Telesp) did not have mobile operations. Telecom companies in Brazil are working towards obtaining integrated business so as to maintain competitiveness. Therefore, the activities of Vivo Part. and

Telesp are complementary in the current telecom business scenario and must be managed jointly for their development.

e) If the transaction conducts entities jointly for to a ‘reporting entity’ which did not exist previously: The group’s strategy is to integrate its fixed line and mobile services in one 'reporting entity' which did not previously exist, aiming at sharing the synergy gains in the telecom segment in Brazil between shareholders.

f) The transaction altered the control of Vivo Part.: As a consequence of the exchange of shares process and in order to have only one reporting entity, Vivo Part. became a full subsidiary of Telesp and will be merged in the final stage of the corporate restructuring.

Additionally, in Spain, due to the acquisition of Vivo’s control by Telefónica and Portugal Telecom, in order to meet the criteria of IFRS 3 (R) – Business Combination, Telefónica recognized this acquisition in 2010 adopting the acquisition method. This accounting treatment is supported by an economical appraisal report of Vivo Part. Prepared according to discounted cash flows method. An independent company was engaged to prepare the report and another company was engaged to carry out the Purchase Price Allocation (PPA).

The transfer of the acquisition price in the acquisition of Vivo’s control just did not take place simultaneously in the Brazilian branch (Telesp) records due to the need of obtaining regulatory authorizations to merge Vivo’s shares into Telesp, as for example ANATEL’s approval, which occurred on March 24, 2011.

Therefore, despite the capital increase in Telesp due to the merger of Vivo Part. shares approved by the general shareholders meeting of both companies held on April 27, 2011, which took place according to the economical value of the acquired company and considering that the acquisition of control took place abroad, in September 2010, this value substantially reflects the price paid by Telefónica in the acquisition of control of Vivo Part. from Portugal Telecom. The Purchase Price Allocations (PPA) carried out by Telefónica and Telesp are similar, with the differences pointed out due to the natural evolution of business between the base date considered by the parent company (September 2010) and the base date used by Telesp (March 2011).

Therefore, we conclude that the merger of Vivo's shares into Telesp has economic substance, and therefore, acquisition method of accounting should be used, as provided for in CPC 15/ IFRS 3 (R). Telesp used the economical value for the appraisal of acquired company Vivo Part., which also substantially reflects the price paid by Telefónica in the acquisition of Vivo Part. from Portugal Telecom.

As provided below, the Company has also evaluated the transaction in order to determine properly the acquirer. In addition, if in a business combination CPC 36/IAS 27 is applied and it is not possible to indicate clearly which of the combined entities is the acquirer, additional guidance in CPC 15/ IFRS 3 (R) includes various other factors which must be considered in the determination of which entity is the acquirer.

In a business combination which takes place mainly through an exchange of shares, usually the acquirer is the entity that issues its shares to exchange with the acquired interest. However, in some business combinations, named reversed acquisitions, the entity which issues the shares can be considered the acquired entity.

In the identification of the acquirer in a business combination which takes place upon the exchange of shares, CPC 15/IFRS 3 (R), paragraphs B13 to B18, require that other relevant factors be considered, including the following:

a) In a business combination based on exchange of shares, the acquirer is normally the entity which issues the equity instruments: Telesp issued the shares in exchange of shares owned by Vivo Part.’s shareholders, turning Vivo Part. a fully-owned subsidiary of Telesp. Additionally, the final stage of such corporate restructuring is to merge Vivo Part. into Telesp, and therefore Vivo Part. will no longer exist. Telesp issued shares held by it in exchange for interest in Vivo Part., increasing its capital stock by R$ 31,222,630.

b) The composition of the Senior Management of the combined entity. The acquirer is normally the company whose former Senior Management is prevailing in the combined entity: The CEO and CFO of Telesp, among other key–functions, remained in these positions until the merger of shares. The equivalent positions in Vivo Part. or were extinguished.

c) The composition of Board of Directors (or equivalent body) of the combined entity. Usually the acquirer is the entity whose shareholders have the ability to elect, appoint or remove most members of the board of directors of the combined entity: The Board of Directors of Telesp will remain and the Board of Vivo Part. will no longer exist after its merger by Telesp.

d) Additionally, the guidance to identify the acquirer also considers that it is normally the entity whose relative size (measured, for instance, in assets, revenues and profit) is significantly larger than the acquired entity: Both companies have similar sizes, which, however must not be a determining fact to be considered in the identification of the acquirer. The most important fact to be considered is actually the essence of this acquisition, which is the acquisition of Vivo Part. from Portugal Telecom by Telefónica in Spain. As a result, shares were exchanged upon this restructuring process so Telesp and Vivo Part. could have their businesses integrated, generating the synergies expected by the management and by the market. Therefore, independently of the size of the companies it is important to consider the essence of the transaction which is the acquisition of Vivo Part by Telesp to make the previously mentioned synergies possible.

During this quarter the fair value of identifiable assets and assumed liabilities of Vivo Part. were evaluated and recognized by Telesp, as per acquisition date.

These values were determined upon various measurement methods of evaluation for each type of asset and/or liability based on the best available information. The advice of experts has also been considered in addition to the various other considerations made in determining these fair values.

The methods and assumptions used to measure these fair values were as follows:

Licenses

The fair value of the licenses has been determined through the use of Multi-period Excess Earnings Method (MEEM), which is based on a calculation of discounted cash flows of the estimated future economic benefits attributable to the licenses, net of the elimination of charges related to contributing assets involved in the generation of such cash flows and excluding the cash flows attributable to the customer base.

This method assumes that intangible assets rarely generate income on their own. Thus, cash flows attributable to the licenses are those remaining after the return on investment of all of the contributing assets required to generate the projected cash flows. The allocated fair value of the licenses on the acquisition date was R$ 13,701,000, which will be amortized over a 27.75 year period.

Customer base

The customer base has been measured using the MEEM, which is based on a discounted cash flow analysis of the estimated future economic benefits attributable to the customer base, net of the elimination of charges involved in its generation. An analysis of the average length of customer relationships, using the retirement rate method, was performed in order to estimate the remaining useful life of the customer base.

The objective of the analysis of useful lives is to estimate a survival curve that predicts future customer churn of our current client base. The so-called "Iowa Curves" were considered to approximate the survival curve of customers. The allocated fair value of the licenses on the date of the acquisition was R$ 1,792,000, which will be amortized over a 8.88 year period.

Trademark

The fair value of the trademark was calculated using the "relief-from-royalty" method. This method establishes that an asset’s value is calculated by capitalizing the royalties saved by holding the intellectual property. In other words the trademark owner generates a gain in holding the intangible asset rather than paying royalties for its use. The royalties saving was calculated by applying a market royalty rate (expressed as a percentage of revenues) to future revenues expected to be generated from the sale of products and services associated with the intangible asset. A market royalty rate is the rate, normally expressed as a percentage of net revenues, that a knowledgeable, interested owner would charge a knowledgeable, interested user for the use of an asset in an arm’s length transaction. The allocated fair value of the licenses on the date of the acquisition was R$ 1,792,000, which will be amortized over a 20 year period.

The provisional carrying amounts, fair values, goodwill and cost of the identifiable assets acquired and liabilities assumed in this transaction were the following:

(1) Includes the allocation of fair value attributed to licenses (R$ 13,701,000), trademark (R$ 1,792,000) and client portfolio (R$ 1,792,000).

(2) Recognition of deferred income tax over (1).

(3) Includes allocation of fair value attributed to contingent liabilities of R$ 283,000. (4) Recognition of deferred income tax over (3).

At the date of issuance of this consolidated quarterly information, the Company was concluding the process of determining the fair value of the identifiable assets acquired and liabilities assumed in the transaction. The conclusion of this process is expected to be carried out within a maximum of twelve months from the date of acquisition.

The fair value of accounts receivables for products sold and services rendered totals R$ 2,809,561. The gross amount is R$ 3,027,732. Over the gross amount of accounts receivables for products sold and services rendered, an allowance for doubtful accounts of R$ 218,171 was recorded, for which settlement is expected in the net value of this provision.

According to CPC 15/IFRS 3 (R) - Business Combination, the acquirer must recognize, on the date of acquisition, contingent liabilities assumed on a business combination even if it is not likely that the outflow of resources to settle the liability are necessary, as long as a present obligation arising from past events exists and its fair value can be reliably measured. In compliance with the criteria above, in this acquisition, a contingent liability at fair value of R$ 283,000 was recognized, based on the likely cash outflow estimated for its settlement on the acquisition date (see note 20).

The transaction costs incurred do date in an amount of R$3,879 were recorded in the Company’s statement of income and included within the other operating expenses caption.

As of the acquisition date and up to the date of this quarterly information, Vivo Part. has contributed with R$5,014,991 of the net combined operating revenue and R$757,296 of the combined net profit.

For information purposes only, we presented below a non-audited pro forma combined statement of income between the Company and the acquired company, Vivo Part., should the acquisition have taken place on January 1, 2011, without considering retroactively as of this date the accounting effects of the purchase price allocations. This statement does not intend to represent the real results of the operations of the Company should the restructuring have taken place on the specified date, nor should it be used to project results of the Company’s operations on any date or future period. The combined pro forma income of the Company’s operations for the six month period ended June 30, 2011 is not necessarily an indicator of the operating result which can be expected for the entire fiscal year ended December 31, 2011.

For the six-month period ended June 30 2011 (unaudited or revised)

(a) Includes depreciation and amortization expenses amounting to R$ 2,413,648.

(b) Includes mainly revenues and interconnection costs.

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Inter-bank Deposits Certificate) rate variation, which are readily liquid and maintained with reputable financial institutions.

Subsidiary A.Telecom offers “Posto Informático”, a product that consists of the lease of IT equipment to small- and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, the Company classified this product as “Finance Lease” in the financial statements of June 30, 2011 and December 31 2010 (note 3.g).

The consolidated accounts receivable as of June 30, 2011 and December 31, 2010 reflect the following effects:

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

(*) Includes the inventory of IT equipments and simcards (chips).

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company and its subsidiaries.

(*) Refers to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

8.2 Deferred taxes

The Company and its subsidiaries recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable based on a technical feasibility study, approved by the Board of Directors on December 14, 2010.

a) Tax loss carryforward and negative tax base: represent the amount recorded, which, pursuant to the Brazilian legislation, may be offset up to the limit of 30% of the taxable income computed in the coming fiscal years and subject to no statute of limitations. The subsidiaries Vivo Part., Telefônica Data S.A. and Telefônica Sistema de Televisão S.A. did not record the potential deferred income and social contribution taxes credit that would arise from the use of the tax bases in the amount of R$713,106 at June 30, 2011, given the uncertainty, at this time, as to these subsidiaries ability to generate sufficient future taxable results to ensure realization of these deferred taxes.

Below we present tax credit amounts from tax loss carryforwards recognized and not recorded by the Company`s subsidiaries.

During the six month period ended June 30, 2011, there was no significant change in the Company´s business or those of its subsidiaries that would indicate the need for a provision for the aforementioned tax credits.

b) Merged tax credit: Relate to tax benefits arising from corporate reorganizations represented by goodwill amounts based on future expected profitability to be used in compliance with the limits established by tax legislation.

Changes in deferred income and social contribution tax assets and liabilities:

Telecomunicações de São Paulo S.A. - Telesp

Notes to the quarterly information
Six-months period ended June 30, 2011
(In thousands of reais)
(A free translation of the original issued in Portuguese)

Deferred Liabilities	Company				
	12/31/2010	Additions	Write-offs	Other comprehensive income	06/30/2011
Deferred liabilities	510,333	79,894	(33,306)	2,244	559,165
Total	510,333	79,894	(33,306)	2,244	559,165

Deferred Liabilities	Consolidated					
	31/12/2010	Additions	Write-offs	Business Combination	Other comprehensive income	06/30/2011
Deferred liabilities	510,333	101,053	(100,144)	6,101,921	2,244	6,615,407
Total	510,333	101,053	(100,144)	6,101,921	2,244	6,615,407

9. Escrow deposits

	Company				
	Nature				
	Labor claims	Tax litigation	Civil litigation	Freeze of assets by court order	Total
Non-current as of 12/31/2010	553,534	539,919	526,581	76,383	1,696,417
Additions	75,078	16,196	43,045	-	134,319
Write-offs / reversal	(25,648)	(4)	(24,294)	(3,674)	(53,620)
Monetary restatement	19,390	20,651	18,324	-	58,365
Transfers	598	1,050	(143)	(1,505)	-
Non-current as of 06/30/2011	622,952	577,812	563,513	71,204	1,835,481

See note 20, Provisions for further details of the matters that gave rise to these deposits.

The Company and its subsidiaries have escrow deposits and assets frozen by court order in connection with civil, labor and tax lawsuits, as follows:

On June 30, 2011, the Company and its subsidiaries had several judicial deposits and legal tax injunctions totaling R$1,808,435 (Company R$577,812).

A brief description of the main consolidated judicial tax deposits is as follows:

• PIS and COFINS

The subsidiary Vivo is part in judicial claims involving the following matters: i) claim arising from tax debits offsetting with credits derived from overpayments not recognized by the tax authorities; ii) tax debt derived from underpayment due to fire in the ancillary statements (DCTFs); and iii) disputes referring to changes in rates and increase in the taxable bases introduced by Law No. 9718/98

As of June 30, 2011, the balance of escrow deposits amounted to R$ 66,287. The claims and litigations amounts related to such escrow deposits are informed in contingencies and provisions note.

• CIDE

The Company and subsidiaries are involved in administrative and judicial disputes for the exemption of the CIDE levied on offshore remittances of resources derived from agreements for the transfer of technology, brand and software licensing, etc.

As of June 30, 2011, the balance of escrow deposits amounted to R$110,798 (Company R$4,730). The provisions related to such escrow deposits are recorded as tax payable.

• FISTEL

Due to extensions of licenses terms for utilization of telephony switches associated with the performance of commuted fixed telephony services (fixed operators) and extensions for the use of radio frequencies associated with the performance of personal mobile services (mobile operators), ANATEL collected TFI on the extension of the licenses granted and on the radio base stations, mobile stations and radiolinks.

Such tax collection was due to ANATEL´s belief that the extension was a TFI taxable event. The Company and its subsidiaries have separately contest this tax at the administrative and judicial level in the belief that this collection is improper,

On June 30, 2011, the amount deposited totalled R$721,293 (Company R$32,887), There are partial liabilities values amounting to R$688,406 linked to these judicial deposits recorded as tax payables.

• IRRF

The Company and its subsidiaries filed writs of mandamus claiming its right not to have IRRF (Withholding Income Tax) incidence over: (a) remittances to other countries for outcoming traffic (fixed operators); (b) interest on shareholder’s equity paid (mobile operators).

As of June 30, 2011, the balance of court deposits amounted to R$44,029 (Company R$20,205). Provisions in the amount of R$23,824 related to such escrow deposits are recorded as tax payable.

The Company and its subsidiaries are parties to other judicial claims involving the following matters: i) IRRF levied on rent and royalties income, salary, and fixed-rate financial investments; ii) debts referring to the offsetting of IRPJ and CSLL overpayments not recognized by the Federal tax authorities, and debt referring to fines derived from the untimely payment of IRRF.

As of June 30, 2011, the balance of escrow deposits amounted to R$ 9,762. The amounts provisioned related to such escrow deposits are informed in the tax contingencies and provisions note.

• IRPJ

The Company and its subsidiaries were party to judicial claims involving the following matters: i) claims arising from tax debits offsetting with credits derived from overpayments not recognized by the Federal tax authorities; and ii) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic-fiscal information (SIEF).

As of June 30, 2011, the balance of escrow deposits amounted to R$22,827 (Company R$21,635). The amounts provisioned related to such escrow deposits are informed in the tax contingencies and provisions note.

• EBC (Empresa Brasil de Comunicação) Contribution

Sinditelebrasil (Union of Telephony and Cellular and Personal Mobile Service Companies) filed a writ of mandamus challenging the Contribution for Development of the Public Radio Broadcasting payable to EBC (Empresa Brasil de Comunicação), created by Law No. 11,652/2008. The Company and its subsidiaries, as members of the union, made escrow deposits referring to that contribution.

As of June 30, 2011 the amounts deposited totalled R$241,784 (Company R$3,317). The amounts provisioned related to such escrow deposits are informed in the tax contingencies and provisions (note 20).

• Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company filed a writ of mandamus in order to nullify the entry stemming from collection of Social Security, Work Accident Insurance (SAT) and third party funds on payment of "Indenização Compensatória por Supressão de Benefícios" due to the suspension of collective bargaining agreements of 1996/1997 and 1998/1999.

On June 30, 2011, the balance of escrow deposits totalled R$73,169. The provisions related to these escrow deposits are informed in the tax contingencies and provisions note.

• Guarantee fund for years of service (FGTS)

     The Company filed a writ of mandamus in order to declare its right not to pay surtax of 0.5% and 10% for FGTS – (Fundo de Garantia por Tempo de Serviço) established by Supplementary Law No. 110/2001 levied on deposits made by employers (the 59 proceedings did not result in any reduction of part of the deposits for FGTS made by the Company on behalf of its employees).

On June 30, 2011, the value deposited totalled R$61,648. The provisions related to these escrow deposits are informed in the tax contingencies and provisions note.

• Tax on Net Income (ILL)

The Company filed a writ of mandamus in order to declare its right to offset overpayments of Tax on Net Income with overdue installments of IRPJ.

On June 30, 2011, the total value deposited amounted to R$45,069. The provisions related to these escrow deposits are informed in the tax contingencies and provisions note.

• Universalization of telecommunications services fund (FUST)

The Company and its subsidiaries filed a writ of mandamus in order to declare its right to: (a) Fixed operations: non-inclusion of interconnection expenses (ITX) and EILD in the FUST tax base and (b) Mobile operations: non-inclusion of interconnection revenue (ITX) and EILD in the FUST tax base, in accordance with the provision Súmula nº 7, dated December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9,998, dated August 17, 2000.

On June 30, 2011, the amount deposited totalled R$268,322 (Company R$258,560). The provisions related to these escrow deposits are informed in the tax contingencies and provisions note.

• Provisional Contribution Tax on Financial Transactions (CPMF)

Due to incorporation of PTelecom Brasil S.A, the subsidiary Vivo incorporated the escrow deposit balance, related to the writ of mandamus filed by PTelecom Brasil S.A, aiming to reject the requirement for CPMF on symbolic and simultaneous foreign-exchange contracts, required by the Brazilian Central Bank for the conversion of external loan into investment.

On June 30, 2011, the amount deposited totalled R$19,667. The provisions related to these escrow deposits are informed in the tax contingencies and provisions note.

• State VAT (ICMS)

     The Company and its subsidiaries are involved in judicial discussions comprising the following issues: (a) ICMS declared and not paid; (b) ICMS not levied on communication in default; (c) subject to the payment of fine for late tax payment, paid spontaneously; (d) ICMS supposedly levied on access, activation, habilitation, availability and use of services, as well as those related to supplementary services and additional facilities; (e) right to credit from the acquisition of goods designated to fixed assets and electricity; and (f) activation of cards for pre-paid services.

On June 30, 2011, the amount deposited totalled R$28,993 (Company R$115). Provisions subject to the aforesaid escrow deposits are informed in the tax contingencies and provisions note.

• Other taxes and contributions

The Company and its subsidiaries had judicial discussions that comprise the following issues: (a) service tax (ISS) over non-core services; (b) municipal real estate tax (IPTU) not subject to exemption ; (c) municipal inspection, operation and publicity taxes; (d) differential rate SAT (1% to 3% - Work Accident Insurance); (e) use of soil rate; (f) pension contributions regarding the supposed lack of retention of 11% of the value of various bills, invoices and receipts for supplier contracted; (g) public price for Numbering Resources Management (PPNUM) by Anatel.

On June 30, 2011, the amount deposited totalled R$94,787 (Subsidiary R$56,477). Provisions subject to the aforesaid escrow deposits are informed in the tax contingencies and provisions note.

(a) Refers to Inspection and Operational Fee for the year 2011 which was paid in March and will be amortized until the end of the year.

(a) Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.

(a) Other investments are measured at fair value.

(b) Consolidated from January 1, 2011 as mentioned in Note 3.d.

(c) Comprise the allocation of assets identifiable R$17,285,000, contingent liability in R$283,000, net of deferred taxes in R$5,780,680 (see Note 4).

The Company made future capital contributions (Portuguese acronym: AFAC) in March 2011 for R$114,000 to its wholly-owned subsidiary Telefônica Data S.A., recorded as heading for capitalization.

Jointly controlled companies consolidated on a proportional basis

The Group has ownership interest of 50% in Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are consolidated on a proportional basis.

The amounts of assets, liabilities, revenues and expenses related to Telesp’s interest in entities consolidated proportionally at June 30, 2011 and December 31, 2010 included in the consolidated financial statements are set out below:

13. Property, plant and equipment, net

Below is the breakdown of cost and accumulated depreciation as of June 30, 2011 and December 31, 2010:

(a) Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b) Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.) in 2004.

(c) Goodwill arising from the acquisition of TTP (formerly Navytree), incorporated in 2008 which is based on a future profitability analysis.

(a) Income and social contribution taxes payable are presented net of payments on an estimated basis.

(b) Include amounts of Vivo Participações S.A. related to the writ of mandamus filed by Telemig (company acquired on June 1, 2010), challenging the responsibility for the payment of inspection taxes on mobile stations they do not hold ownership of, starting to make provisions and deposits on a judicial basis of amount corresponding to Inspection and Operation Tax (TFF) and the Installation Inspection Tax (TFI), totaling R$688,406 on June 30, 2011 (R$566,912 on December 31, 2010), see note 7. The proceeding waits trial of the Regional Federal Court (TRF) of 1st Region.

(c) Comprise the provision for FUST e Funttel related to the proceeding with Anatel as mentioned in Note 20.2.

18. Loans, Financing and Debentures

18.1 – Loans and Financing

In June 2004, Vivo S.A. entered into a bank credit facility with BNDES in the amount of R$110,370. The funds borrowed were used to finance the expansion of the service infrastructure in the states of Paraná and Santa Catarina. The Company received the funding gradually and there was no remaining amount available under this credit facility on June 30, 2011. This agreement has a term of seven years, with repayment of principal in 60 consecutive monthly installments commencing July 15, 2006, after a grace period of two years.

In August 2007 Vivo S.A. entered into a credit facility with BNDES in the amount of R$1,530,459. The funds borrowed were used to finance investment projects in order to expand coverage and increase network capacity throughout the country. Vivo S.A. received the funding gradually and there was no remaining amount available under this credit facility on June 30, 2011. This agreement has a term of seven years, with repayment of principal in 60 consecutive monthly installments commencing September 15, 2009, after a grace period of two years.

In 2007 a credit facility to the Company was approved to finance investments in services and products produced domestically. All of these resources have been drawn and their investments are proven and accepted by BNDES.

On January 2010, a financing line with the BNDES for Vivo S.A. and its subsidiaries in the amount of R$319.927 was approved through the Investment Maintenance Program (BNDES-PSI). The funds borrowed are being used to finance the purchase of domestic equipment for improvement of network capacity under a previously signed equipment financing with BNDES (Finame), and released as investments are made. Vivo S.A. raised R$184,489 under this credit line until June 30, 2011 (R$171,673 until December 31, 2010). Since the interest rate on this credit line is lower than the rates prevailing in the market (4.5% to 5.5% pre-fixed), this transaction falls into IAS 20/CPC 7. Accordingly, using the effective interest method set forth in IAS 39/CPC 38, considerations made are as follows: comparison between i) the total amount of debt calculated based on contractual rates; and ii) the total amount of debt calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value, was R$35,916 as of June 30, 2011 (R$33,939 as of December 31, 2010). This amount was recorded as “Governmental Grant”, and is being amortized over the useful life of the financed equipment against “Other operating income (expenses), net.”

The TJLP (Long Term Interest Rate) is the index of 94.4% of the financing lines from BNDES and it is a specific reference rate, not comparable with other equivalent term rates available on the market. Therefore, as of June 30, 2011, these instruments were recognized at amortized cost, which is equivalent to its fair value at the same date.

MÉDIOCRÉDITO

Loan agreed in 1993 between Telecomunicações Brasileiras SA – Telebrás and Instituto Centrale per il Credito a Médio Termine – Mediocredito Centrale in the amount of US$45,546, in order to build a rural telephony via satellite network in the State of Mato Grosso. This loan is paid semiannually and matures in 2014. There is a derivative contracted to hedge the exchange rate currency risks related to such debt and, given it is assessed as an effective hedge, the hedge accounting methodology has been adopted. Therefore, at June 30, 2011, the hedge risk of this instrument was recognized at its fair value as of such date.

Law 4,131

Bank loans: taken in March 2011 by the company in the amount of US$418,889 with total amortization in September 2011. Derivatives were contracted to hedge the exchange rate currency risks associated with these debts and, given it is assessed as an effective hedges, the hedge accounting methodology has been adopted. Therefore, at June 30, 2011 the hedged risk of these instruments was recognized in the balance sheet at their fair value as of such date.

European Investment Bank – EIB

The Company’s subsidiary Vivo signed an agreement with EIB for a credit facility in the amount of €250,000 (equivalent to US$365 million). The funding was received in two portions: the first on December 19, 2007 and the second on February 28, 2008. The agreement has a term of seven years, with repayment of principal in two installments falling on December 19, 2014 and March 2, 2015. Interest on this financing is paid semiannually according to the date of credit release. This financing is secured with a swap agreement that converts the foreign exchange risk into a percentage of CDI (interbank deposit rate) variation.

Banco do Nordeste – BNB

On January 29, 2007, Vivo S.A. entered into a credit facility with BNB in the amount of R$247,240. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

On January 30, 2008, Vivo S.A. entered into a credit facility with BNB in the amount of R$389,000. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

In connection with the First Securities Distribution Program in the amount of R$2 billion announced on August 20, 2004, the subsidiary Vivo Part. issued debentures related to the 2nd issuance of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, starting from the issuance date on May 01, 2005.

Debentures were issued in two series: R$200 million in the first serie and R$800 million in the second serie with a final maturity on May 4, 2015. The first serie was early redeemed on January 31, 2011, and the second serie pay interest semiannually, after rescheduling, at a rate of 106.0% (second serie) of accumulated daily averages rates of interbank deposits (DI) calculated and published by CETIP S.A. (Clearing House for the Custody and Financial Settlement of Securities).

A General Debenture holder Meeting was scheduled to be held on July 29, 2011 in order to resolve on the approval of transfer of debentures of the 2nd Public Distribution issued by Vivo Participações S.A. for Telecomunicações de São Paulo S.A. – Telesp without changing the top terms and conditions, and the correspondent amendment of the deed in order to reflect the change in the issuer’s ownership.

1st Serie

On January 31, 2011 there was an advanced and full redemption of the 1st serie of the second issuance of Vivo Participações, totaling 20,000 book-entry, non-convertible, unsecured debentures, with par value of R$10 (ten thousand reais), totaling R$200 million, which characteristics were approved at the Company’s Board of Directors held on April 25, 2005 and May 13, 2005 and the first rescheduling on March 30, 2009.

The redemption was made at unit nominal value of debentures, on the issue date, plus: (i) the due remuneration up to the payment date of redeemed debentures and the (ii) percentage award calculated over the unit nominal value of debentures (“award”), equivalent to R$4.41 (four reais and forty-one cents), by debenture, in accordance with clause 4.13 of the private instrument of deed of the 2nd issue of non-convertible shares.

2nd Serie

At the meetings held on April 25, 2005 and May 13, 2005, the Board of Directors of Vivo Part. approved the characteristics of the 2nd series of the 2nd issuance of debentures of the company.

The 2nd series debentures of the 2nd issuance of the company were rescheduled on May 3, 2010, according to the conditions approved at the Board of Directors’ meeting held on May 29, 2010. The total rescheduled amount was R$340,230 and the company redeemed and cancelled debentures of dissenting debenture holders in the amount of R$459,770. The new interest accrual period is 24 months from May 1, 2010, during which time the interest accrual conditions established herein shall remain unchanged. During this second interest accrual period (until May 1, 2012), the Company’s debentures shall carry an interest rate of 106.0% of the average rate of one-day interbank deposit (DI), calculated according to the formula stated in clause 4.9 of the "2nd Issuance Indenture". The interest payments of the debentures shall be made on May 2, 2011, November 1, 2011 and May 2, 2012.

4th Issuance

On September 04, 2009, the Board of Directors of Vivo Part. approved the 4th public issuance, by the company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, issued in up to three series, with term of 10 years.

The total amount of the issuance was R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option.

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the company and the Leader Arranger of the Offering, after the conclusion of the Bookbuilding procedure.

The remuneration for the 1st series is 108.00% of CDI, for the 2nd series is 112.00% of CDI and to the 3rd series, coupon of 7.00% per year (on face value updated by the

Extended Consumer Price Index - IPCA variation). These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised as from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of the company and to supplement of the working capital of the company.

The transaction costs in connection with this issue in the amount of R$2,597 at June 30, 2011 were appropriated to a liabilities reduction account as deferred cost and are recorded as financial expenses of Vivo Part.(note 29), pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs is 112.13% of the CDI.

The General Debenture-holder Meeting will be held on July 29, 2011 in order to resolve on the transfer approval of the 4th Public Distribution of debentures issued by Vivo Participações S.A. to Telecomunicações de São Paulo S.A. – Telesp without changes of terms and conditions, and of the correspondent amendment of the Deed in order to reflect the change in the issuer’s ownership.

Funding by Telemig (company incorporated by Vivo Part. at June 1, 2010).

1st Issuance

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company merged at June 1, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issuance, amounting to R$6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issuance, valued at R$17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issuance, valued at R$31,900 thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

b) Payment schedule

The maturities of the long-term portion of loans, financing and debentures are as follow:

At June 30, 2011, guarantees were granted for part of loans and financing of the Company and its subsidiaries Vivo Part. and Vivo S.A., according to the table below:

Interest on shareholders’ equity and dividends payable to minority shareholders refer to unpaid declared amounts and to amounts not claimed yet.

20. PROVISIONS

The composition of provision balances at June 30, 2011 and at December 31, 2010 are as follows:

(a) Related to the acquisition of Vivo Participações S.A. (see note 4).

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of provisions by nature and activities during the six-months period ended June 30, 2011:

20.1 Labor contingencies and provisions

Provisions and labor contingencies refer to labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among others, overtime, wage equivalence, post-retirement salary supplements, job hazard premium and additional for unhealthy work conditions and claims related to outsourcing services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await the decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors, Company management consider this claim as a possible risk. No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

In addition, the Company is party to a Public Civil Action instituted by the Labor Public Prosecution Office in respect of the decision to restrain Telesp from engaging an unrelated appointed company to carry out the Company’s main activities. No amount has been assigned in the table above to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

Federal Taxes

On June 30, 2011, the Company and its subsidiaries held several tax matters at the federal level, both in the administrative and judicial sphere, amounting to R$99,598 (Company R$89,766) which, based on the opinion of its legal advisors, are classified as a probable loss, with full provision of the amounts thereof.

The aforesaid proceedings comprise: (a) Unemployment Compensation Fund (FGTS) required by INSS on deposits made by employers (the discussion does not result in the reduction of part of FGTS deposits made by the company on behalf of employees); (b) IRPJ/PIS/COFINS resulting from the non-ratification of compensation and refund requests, formulated by Vivo and CIDE, on the funds remittance abroad related to technical services and to administrative assistance and other, as well as royalties; and (c) compensation made to the social investment fund (Finsocial).

State taxes

On June 30, 2011, the subsidiary Vivo had administrative and judicial proceedings in progress, related to ICMS that, according to the opinion of legal advisors, are classified as a probable loss, mainly due to tax credit without documentary evidence, to non-taxed telecommunications services, cultural incentives, among others, and therefore a provision was recorded at the amount of R$35,999.

Municipal taxes

On June 30, 2011, the Company and its subsidiaries kept several tax claims within the municipal scope, both in the administrative and in the judicial amounting to R$4,088 (Company R$834) which, based on the opinion of its legal advisors, are classified as a probable loss, with full provision of the amounts thereof. The aforesaid claims comprise: (a) IPTU, (b) ISS on non-core activities, (c) Soil use and (d) TVCF.

POSSIBLE CONTINGENCIES

Federal Taxes

On 30 June 2011, the Company and its subsidiaries held various administrative and judicial proceedings within the federal scope, which are awaiting trials in various instances, totaling R$2,855,667 (Company R$1,077,877).

Among these proceedings, stand out:

(a) Non-compliance manifestations due to the ratification of compensation requests made by the Company ;(b) fine for the distribution of dividends with the allegedly existence of unpaid debts with the federal government; (c) social security contribution (INSS) on compensation payment for salary devaluation arising from inflationary losses derived from “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (d) IRRF on the funds remittance abroad related to technical services and to administrative support and other, as well as royalties; (e) PIS/COFINS over bill of users; (f) PIS levied on roaming; (g) CPMF levied on operations resulting from the technical operation agreement with the National Treasury Department – STN - (offsetting through Integrated System of Federal Government Financial Administration - SIAFI) and on symbolic foreign-exchange contracts required by the Brazilian Central Bank; (h) IRPJ and CSLL related to deductions on revenues generated due to the reversal of provisions; (i) disallowance of costs and sundry expenses; (j) COFINS loss deductions with swap operations; (k) PIS / COFINS accrual basis versus cash basis; (l) IRPJ due as a result of exceeding allocation to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (m) Withholding Income Tax (IRRF) on interest on shareholders’ equity; (n) TFF and TFI; (o) IRPJ on derivative operations.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

State Taxes

As of June 30, 2011, the Company and its subsidiaries held several administrative and judicial proceedings at the state level, related to ICMS (VAT), in the amount of R$3,681,166 (Company R$2,696,766), which are still awaiting for judgment at several court levels.

Among these proceedings, stand out:

(a) provision of facility services and rental of Speedy modem; (b) international long-distance calls (DDI); (c) unduly credit related the acquisition of items designated to fixed assets; (d) lack of proportionate credit reversal related to the acquisition of fixed assets; (e) previously unused ICMS tax credits; (f) service provision outside São Paulo state and ICMS paid to São Paulo State and; (g) Co-billing, (h) tax substitution with a fictitious tax base (tax guideline); (i) use of credits related to the acquisition of energy; (j) secondary activities, value added and supplementary services (Agreement 69/98; (l) tax credits related to challenges over telecommunications services not rendered or mistakenly charged (Agreement 39/01); (m) shipments of products with prices lower than acquisition prices (unconditional discounts); (n) deferred charge of ICMS-interconnection (DETRAF –Traffic and Service Provision Document); (o) credits derived from tax benefits granted by other state agencies; (p) disallowance of tax incentives related to cultural projects; (q) transfers of assets among owned establishments; (r) communication service tax credits used in provision of services of the same nature; (s) card donation for prepaid service activation; and (t) reversal of credit derived from return and loan for use operation.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Municipal taxes

As of 30 June 2011, the Company and its subsidiaries had several administrative and judicial proceedings within the municipal scope, comprising the total amount of R$441,452 (Company R$302,151), which are awaiting trials in the several court instances.

Among these proceedings, stand out:

(a) ISS – secondary activities, value added and supplementary services; (b) retention; (c) IPTU; (d) Charge for Soil Use; (e) several municipal charges; (f) rate for Use of the Mobile Network (T-UM), infrastructure lease; (g) advertising services; (h) services rendered by third parties; (i) business management consulting services provided by Telefônica Internacional (TISA); (j) tax levied on caller ID services and on cell phone activation.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

ANATEL

Universalization Fund of Telecommunication Services (FUST):

Writs of Mandamus filed separately by the fixed and mobile operators to recognize the right to: Fixed: non-inclusion of interconnection (ITX) and Industrial Exploration of Dedicated Line (EILD) expenses in the FUST tax basis and mobile: non-inclusion of interconnection (ITX) and Industrial Exploration of Dedicated Line (EILD) expenses in the FUST tax base, pursuant to Precedent No. 7, of December 15, 2005, for being in disagreement with provisions set forth in the sole paragraph of art. 6 of Law No. 9,998/00, which are awaiting for trials in the second lower court.

On June 30, 2011, the amount involved totalled R$1,321,660 (Company R$568,271), of which the partial value of R$268,560 was recorded under taxes payable and is being monthly deposited.

There is also on the administrative level, various Release Notifications drawn up by Anatel for the FUST collection on ITX and EILD and other amounts resulting from the provision of services not included in the telecommunication services at the amount of R$231,314.

According to the Management and its legal advisors’ opinion, the chances of success in these processes are possible.

FUNTTEL – Telecommunications Technological Development

On June 30, 2011, the Company and its subsidiaries held administrative and judicial proceedings, totaling R$397,243 (Company R$109,039), which are awaiting trial for 1st administrative level and 2nd judicial level.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection and EILD).

According to the Management and its legal advisors’ opinion, the chances of success in these processes are possible.

Telecommunication Inspection Fund (FISTEL)

Due to the extension of the effective term of licenses for using telephony switches related to the exploitation of STFC (fixed line operators) and the extension of the effectiveness of right to use radiofrequency associated with the operation of personal mobile service (Mobile Operators), ANATEL performs the collection of the Installation Inspection Charge (TFI).

This collection derives from the understanding of ANATEL that the extension would represent a taxable event of TFI. Based on the understanding it corresponds to an unduly collection, the Company and its subsidiaries separately challenged the aforesaid tax in the administrative and judicial levels. The total amount involved R$1,429,527 (Company R$32,886 with a full deposit).

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

PPNUM – Public Price of Numbering Resources Management

Vivo, along with other Brazilian mobile operators, are challenging in court the rate charged for the use by the operators of the numbering resources managed by ANATEL (Numbering Resources Management). At the time of collections by ANATEL, Vivo made an escrow deposit of the amounts owed. On April 23, 2009, the operators received a favorable judgment and the lawsuit is presently in progress at the Federal Regional Court. The amount involved as of June 30, 2011 is R$2,104.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

EBC (Contribution to Public Broadcasting Investment)

On May 26, 2009, Sinditelebrasil - Trade Union for Telephony and Mobile and Personal Service Companies, filed a Writ of Mandamus challenging the new contribution to the EBC (Empresa Brasil de Comunicação), created by Law No. 11,652/08. No preliminary Order was issued, and the companies affiliated to said trade union, obtained legal authorization to make an escrow deposit of the amount under discussion.

At June 30, 2011, the amount of the claim totaled R$241,948 (Company R$3,520). The total amount was recorded under taxes payable caption and is monthly deposited.

Civil provisions

Main claims

a) Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated with regard to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals, Considering the risk of a probable loss, provision was recorded in the amount of R$24,188.

b) The Company and its subsidiaries are defendants in several civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also defendants in other claims of several types, related to the normal course of business. Total provision recorded for such issues amounts to R$312,281 consolidated and R$141,228 company.

Massive Claims

Consumption relationship

c) The Company is also involved in several lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material. A provision in the amount of R$84,193 was recorded, based on statistical analysis of the average historical losses for such claims.

Anatel

d) At June 30, 2011, the Company and its subsidiaries were involved in several administrative proceedings against Anatel, which were filed based on alleged non-compliance with the obligations established in industry regulations, as well as in legal claims discussing sanctions by Anatel at administrative level, whose likelihood of an unfavorable outcome was assessed as probable, and a provision was recorded in the amount of R$225,523 (Company R$202,470), being R$169,288 related to the provision for administrative claims and R$33,182 related to the provision for judicial claims).

Possible contingencies

Main civil contingencies

a) Community Telephone Plan – PCT. Refers to a Public Civil Action to which the Company is party related to the PCT, a plan that claims the possible indemnity rights to purchasers of telephone line expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes. The total amount involved is approximately R$182,750. Legal counsel assessed chances of loss as possible, São Paulo Court of Justice (TJSP) has amended the decision, judging the action as inadmissible. The telephony association of Mogi das Cruzes (plaintiff) filed an special appeal to alter this judgment, which is currently awaiting a decision.

b) Class action filed by the Sistel Participants Association in the State of São Paulo –claim in which the participants of such association question the changes made to the medical assistance plan for the Company’s retired employees (PAMA). Because the proceedings are at their initial stage, no final decision has been made yet by the court. Based on the opinion of its legal advisors, the Company management considers this proceeding as possible risk, being the amount payable inestimable at this time. Considering the likelihood of loss, no provision has been recorded.

c) Civil Class Action filed by ASTEL – SISTEL Members’ Association in the State of São Paulo against the Company, SISTEL foundation, and others, seeking annulment of the PBS private pension plan spin-off in the year 2000, which gave rise to a specific PBS-Telesp plan, and of the related allocations of technical surplus funds and tax contingency existing by the time of the spin-off. The Company’s legal counsel considers this proceeding as possible risk. Estimating the amount involved is impracticable and contingent upon expert analysis, since it concerns Sistel’s spin-off portion related to telecom operators from the former Telebrás System.

d) The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The public Prosecutor Office suggested that the indemnification to be paid should be R$1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages. Conversely, in the event that the number of consumers claiming should the award is not in line with the gravity of their damages, after the lapsing of one year, the judge determined that the amount of R$60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The Company filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

e) The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types, related to the normal course of business. Total contingency amounts to R$874,245 (Consolidated) and R$318,808 (Company), whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

Anatel

f) At June 30, 2011, the Company and its subsidiaries are involved in administrative proceedings filed based on alleged non-compliance with the obligations established in industry regulations, as well as legal claims which discuss the sanctions by Anatel at administrative level, rating the risk of loss as possible for R$719,762 (R$717,714 Company) being R$716,817 regarding the rating of administrative proceedings and R$897 regarding the assessment of legal claims).

We point out an increase in the amount assessed as possible risk of the company due to the revaluation of proceedings completed in March, in light of the significant change in methodologies for application of sanctions by Anatel to sanction the utility companies.

Referring to mobile operation:

a) Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP related radio frequencies:

Under clause 1.7 of the Authorization Terms that grant right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans as well as revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

For considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo filed administrative proceedings contesting these charges, based on ANATEL’s position.

According to its legal advisors’ opinion, chances of success in these processes are possible.

b) Administrative Proceeding No. 08012.008501/2007-91

It is a proceeding filed in the ambit of the Brazilian System Defending Competition (“SBDC”) by Global Village Telecom Ltda (“GVT”), Intelig Telecomunicações Ltda, (“Intelig”), Transit do Brasil Ltda, and Easytone Telecomunicações Ltda, on August 6, 2007 against Claro S.A. (“Claro”), Tim Brasil Serviços e Telecomunicações S.A. (“TIM”), TNL SCS S.A. (“Oi”) and Vivo, for supposed trust and price squeeze practices, with the objective of increasing VU-M tariff, thus increasing the costs of competitors. Due to the proceeding filed on August 21, 2008, the Economic Right Department (“SDE”) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 and items V, article 21 and (ii) items I, III and IV, article 20 and items I and V, all of Law No. 8,884/94, to wit trust and price squeeze.

On March 25, 2010, SDE issued a Technical Note which: (i) dismissed the accusation of trust, recommending filing of such accusation due to “insufficient evidence of infraction against economic order”, (ii) suggested excluding Oi from the group of defendants in the investigation for considering that it would be responsible for paying VU-M and for not existing evidence of recurrent practices of prices below VU-M; (iii) suggested condemning Vivo, TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8,884/94, for the increase in costs of competitors (price squeeze).

The proceeding is currently pending judgment by CADE and analysis by its prosecution unit.

Vivo’s legal advisors consider that Administrative Proceeding No. 08012.008501/2007-91 involves possible unfavorable outcome, therefore no related provision has been set up. If CADE hands down a proceeding against defendants only for price squeeze, fines for similar cases have ranged from 1% to 2% of annual gross billing. However, in the remote case that CADE accepts the hypothesis of trust, initially dismissed by SDE, fines have ranged from 20% to 30% of the entity’s gross billing for the year before that in which the proceeding was filed (in the case of Vivo: 2007), excluding taxes, but the entity’s trust leading position and practice recurrent adoption may be considered aggravating elements.

20.4 Guarantees

At June 30, 2011, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as under:

a) It refers to the balances of agreements of prepaid services revenue and multi-element operations, which are appropriate to income to the extent that services are provided to clients.

b) It refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of this equipment.

c) It refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

d) It refers to the fidelity points program that our wholly-owned subsidiaries Vivo Participações S.A. and Vivo S.A. maintain, which allows customers to accumulate points when paying their bills referring to use of services offered by such subsidiaries. The accumulated points may be exchange for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of points is determined dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

(a) It refers to credit extended to shareholders benefitting from the remaining shares from the reverse share split program of Vivo Participações S.A.

b) Amounts resulting from the auction of share fractions relating to the reserve share split in 2005, and TDBH acquisition process in 2006.

(c) The Company has finance lease contracts for the use of IT equipment.

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

COMMITMENTS AND GUARANTEES

Rentals

The Company rents equipment and facilities and as well as the subsidiary Vivo have undertaken commitments with lessors of several stores and sites where the radio-base stations (ERB’s) are located through several operating agreements maturing on different dates. The monthly rental payments are of an equal amount for the period of the contract in the amounts of R$101,718 and R$4,372,194, Company and Consolidated, respectively.

Rental commitments mainly refer to facilities where future minimum payments under leases with remaining non-cancellable terms in excess of one year are as follows:

23. Shareholders’ equity

a. Capital

Paid-in capital as of June 30, 2011 amounts to R$37,798,110 (R$6,575,480 in December 31, 2010). Subscribed and paid-in capital is represented by shares without par value, as follows:

According to its by-laws, the Company is authorized to increase its capital up to the limit of 700,000,000 (seven hundred million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

However, Brazilian Corporation Law – Law No. 6,404/76; article 166; IV establishes that capital may be increased through a general shareholders’ meeting resolution held to decide about charter amendment, if statutory share capital limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

In the quarter there was a capital increase of R$31,222,630 resulting from merger of 100% of shares of Vivo Participações into the Company, approved by the general shareholders’ meeting of April 27, 2011 (see Note 4) corresponding to 619,364,658 (six hundred and nineteen million, three hundred and sixty-four thousand and six hundred and fifty-eight) shares of which 212,767,241 (two hundred and twelve million, seven hundred an sixty-seven thousand, two hundred and forty-one) are common shares and 406,597,417 (four hundred and six million, five hundred and ninety-seven thousand, four hundred and seventeen) are preferred shares.

b. Capital Reserves

Share Premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

c. Treasury shares

These correspond to the Company’s treasury shares which resulted from the merger with TDBH that occurred in 2006 and from the merger of shares of Vivo Participações occurred on April 27, 2011. At June 30, 2011, the market value of treasury shares was R$17,166.

d. Revenue reserves

Legal reserve

According to article 193 of Law No, 6,404/76, the Company chose not to set up the legal reserve, as such balance added to the capital reserve balance exceeded capital by 30%.

e. Goodwill reserve

This represents the tax benefit generated by the merger of DABR which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized, according to CVM Instruction No. 319/99.

f. Dividends – Remaining balance – retained earnings as of December 31, 2010

On March 18, 2011, the Ordinary General Shareholders’ Meeting approved the allocation of additional proposed dividends referring to the remaining profit balance of 2010 and expired dividends and interest on shareholders’ equity of 2010, in the amount of R$1,694,099, provided for in the profit allocation proposal to common and preferred shareholders included in the Company’s records by the end of March 18, 2011.

As of May 20, 2011, a payment of the first installment was made in the amount of R$1,429,300. The payment of the remaining installment in the amount of R$264,799, will be defined by the Executive Board of the Company further informed to the market.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the quarterly information
Six-months period ended June 30, 2011
(In thousands of reais)
(A free translation of the original issued in Portuguese)

27. General and administrative expenses

	Company		Consolidated	
	Jun/2011	Jun/2010	Jun/2011	Jun/2010
Depreciation and amortization	(34,510)	(39,464)	(333,041)	(52,253)
Personnel	(128,453)	(98,249)	(234,248)	(99,738)
Third-party services	(188,392)	(197,434)	(426,252)	(278,145)
Rental / insurance / condos	(10,663)	(16,359)	(41,122)	(19,348)
Others	(11,747)	(9,611)	(26,186)	(3,564)
Total	(373,765)	(361,117)	(1,060,849)	(453,048)

28. Other operating income, net

	Company		Consolidated	
	Jun/11	Jun/10	Jun/11	Jun/10
Fines on telecommunication services	68,068	60,788	112,163	61,753
Rental of infrastructure	19,283	21,532	11,804	21,532
Donation and sponsorships	(15,852)	(16,812)	(15,852)	(16,898)
Provision for civil contingencies, net	(67,983)	(47,664)	(102,660)	(50,208)
Net profit on disposal of assets	75,318	(2,597)	106,595	(8,083)
Net profit on sales of investments	-	78,518	-	87,151
Other income	27,241	27,520	56,101	5,817
Total	106,075	121,285	168,151	101,064
Other operating income	342,399	389,298	522,537	394,241
Other operating expenses	(236,324)	(268,013)	(354,386)	(293,177)
Total	106,075	121,285	168,151	101,064

30. Income and social contribution taxes

The Company and its subsidiaries recognize income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in June of 2011 and 2010 is shown in the table below:

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in note 8.2.

31. Earnings per share

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

The table below shows, the calculation of earnings per share as of June 30, 2011 and 2010:

32. Transactions with related parties

The principal balances with related parties are as follows bellow:

a) Trade accounts receivable include receivables for fixed and mobile telecommunication services including Terra Networks Brasil S.A., Telefonica de Espanha S.A., Telefonica International Wholesale Services Espanha, Atento do Brasil S.A., particularly for fixed and mobile long-distance calls, communication through local mobile, interconnection and Tiws Brasil Ltda, due to the contract of rendering services of rights of use of undersea fiber optic.

b) Other intercompany receivables in Current Assets and Non-current Assets include credits with Telefónica Internacional S.A., Telefónica del Peru, Terra Networks Brasil S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefónica Telecom Colombia, Atento Brasil S.A., and other Group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the corresponding companies.

c) Trade accounts payable include services rendered, particularly by Atento Brasil S.A. for call center management services, tele-services centers and sales promoters; Telefonica Internacional Wholesale Services Brasil Ltda, for provision of transmission infrastructure to various international data circuits and signal processing and transmission for satellite TV services with Media Networks Latin. We also highlight the rendering of administrative management services in the accounting, finance, human resources, equity, and IT functions payable to Telefônica Serviços Empresariais do Brasil Ltda, Telefônica Transportes e Logística Ltda (formerly Cobros Gestão de Serviços) and Telefónica Gestión de la Tecnología S/A on licenses and maintenance of the software SAP.

d) Other intercompany payables in Current and Non-current Liabilities mainly include payables for technical support and management services to Telefónica Internacional S.A., SP Telecomunicações Holding Ltda and Telefónica S.A.

e) Revenues are mainly related to billing speedy services and interregional long-distance services with Terra Networks Brasil S.A. and Atento Brasil S.A. and to network infrastructure leased to Atento Brasil S.A. and services from fixed and mobile calls mainly for long distance calls with Telefonica de Espanha S.A.

f) The balance of costs and expenses mainly refers call center management services rendered by Atento Brasil S.A., international transmission infrastructure provided by Telefonica Internacional Wholesale Services Brasil Ltda. and administrative management services regarding the accounting, financial, human resources and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda and to Telefônica Transportes e Logística Ltda (formerly Cobros Gestão de Serviços).

Board of Director’s Compensation

The amount paid by the Company to the Board of Directors on June 30, 2011 was R$6,128 (R$6,504 in June 30, 2010). Of these amounts, R$4,436 (R$4,742 in June 30 2010) corresponds to fees and benefits and R$1,692 (R$1,762 in June 30 2010) to bonuses.

For the six months period ended on June 30, 2011, our Directors and Officers did not receive any retirement pension or other similar plans.

33. INSURANCE

The Company and its subsidiaries’ polices as well as those of the Telefónica Group include the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.

The assets, liabilities or interests covered by insurance and their respective amounts are as follows:

34. Post-retirement benefit plans

The table below describes the plans which the Company and its subsidiaries sponsor that the respective types of benefits:

CD = Defined Contribution Plan

Hybrid = Benefit plan that provides benefits structured as both defined benefit and defined contribution,

(2) Approved transfer of the administration of benefit plans into Visão Prev through the Crafts No. 1888 and 1889/CGTR/DITEC/PREVIC dated 05/18/2011, with the effective transfer of resources scheduled for 09/01/2011.

The Company and its subsidiaries sponsor, individually, a defined benefit retirement plan (PBS Telesp Plan), administered by Visão Prev, which covers approximately 0.47% of the Company’s employees. In addition, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided by the company and its subsidiaries to retired employees and their dependents (administered by Fundação Sistel), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

For other employees of the company and its subsidiaries, there is an individual defined contribution plan - Visão Telesp Benefit Plan and for other employees of Vivo S.A. and Vivo Participações S.A. there is an individual defined contribution plan – Vivo Prev Plan, both of then being administrated by Visão Prev complementary providence company. The others Plans are funded by contributions made by the participants (employees) and by the sponsors which are credited to participants’ individual accounts. Telesp and its subsidiaries are responsible for bearing all administrative plans and maintenance expenses, including participant’s death and disability risks. The contributions to those plans are equal to those of the employees, varying from 2% to 9% of the contribution salary for those participants from Telesp and from 2% to 8% of the contribution salary for those participants from Vivo S.A. and Vivo Participações, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira. During the first semester of 2011, the Company and its subsidiaries made contributions in the amount of R$7,109 to the Visão/Prev Plan and R$81 to PBS plan.

All revenues and expenses relating to defined benefit plans and hybrid benefit plans, such as employer contributions, the current service costs, interest costs and expected return on plan assets, are recognized directly in the operating results of the Company and its subsidiaries.

Actuarial gains and losses relating to defined benefit plans and hybrid benefit plans, beyond the limitations of the recoverability of surpluses through refunds or reductions in future contributions, are recognized immediately as other comprehensive income, thus resulting in no impact on the operating results of the Company and its subsidiaries.

Actuarial liabilities recorded by the Company as of June 30, 2011 and December 31, 2010 are as follows:

For plans presenting surplus, net actuarial assets were recorded by the Company and its subsidiaries at June 30, 2011 and December 31, 2010, in the caption of other assets (Note 11).

35. FINANCIAL INSTRUMENTS

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which will be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

The table below shows a breakdown of financial assets and liabilities as of June 30, 2011.

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available at June 30, 2011 and December 31, 2010.

The table below shows the composition of investments in other companies at market value as of June 30, 2011 and December 31, 2010:

Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the business of the Company and its subsidiaries are detailed below:

a. Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses of loans denominated in foreign currency.

At June 30, 2011, 21.9% (0.95% at December 31, 2010) of the financial debt was denominated in foreign currency. This change in debt profile was due to rising debt in connection with the Law 4131, in dollars (US$418,889), maturing in 2011, the inclusion of the company Comercial Cabo TV São Paulo S.A. and the incorporation of Vivo Participações S.A. and its subsidiary Vivo S.A. in its consolidated quarterly information.

The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$1,251,717 at June 30, 2011 and R$17,304 at December 31, 2010).

In view of this, at June 30, 2011 and December 31, 2010 the entirely of the debt was covered by asset positions on currency hedge transactions (swap for CDI).

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

As from May 2010, hedge operations were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics, however, the Company aims to cover the net balance of these rights and obligations (US$23,267 and €10,439 payable at June 30, 2011) to minimize the related foreign exchange risk.

b. Interest rate risk

This risk arises from the possibility of the Company and its subsidiaries incurring losses to of a unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures link with CDI and liability positions (exchange rate hedge and IPCA) contracted at floating interest rates (CDI).

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6.0% per annum since July 2009.

The risk of inflation arises from the debentures of Telemig (merged into Vivo Participações on June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce its exposition to CDI, the Company and its subsidiaries invest cash surplus of R$2,620,642 (R$1,547,785 at December 31, 2010), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The book value of these instruments approximates market, since they are redeemable within a short term.

c. Debt acceleration risk

As of June 30, 2011, the Company and its subsidiary Vivo had financing agreements in force, containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants – which should be calculated semi-annually and annually could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company and its subsidiary Vivo, and all economic and financial indexes contractually provided have been achieved.

The 1st and 4th issuance of debentures of Vivo Participações have economic and financial indexes that must be determined quarterly, as well as covenants in connection with judicial and out-of-court applications for company economic recovery, liquidation, dissolution, insolvency, voluntary bankruptcy application or adjudication of bankruptcy, payment failure and failure to comply with non-fiduciary obligations. At said date, all financial and economic indices were attained and all these covenants were met.

d. Credit risk

This risk arises from the possibility that the Company and its subsidiaries may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is dispersed and minimized by a strict control of the customer base. The Company and its subsidiaries constantly monitor the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. In the mobile services the customer base is predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

As of June 30, 2011, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company and its subsidiaries are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain operations and receivables from swap transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among top-rated financial institutions, according to credit policy of financial counter-parties in force.

Derivatives and Risk Management Policy

All the Company and its subsidiaries derivative instruments have the objective of providing a hedge against the risk of variation in exchange rates arising from assets and liabilities in foreign currency and against inflation risk from its debenture indexed to IPCA (inflation rate) with shorter term. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company and its subsidiaries have internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the derivative instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly). As of June 30, 2011, the derivative instruments taken were effective for the debts for which they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting, the debt hedge may also be adjusted at fair value as per the rules applicable to fair value hedge.

The Company and its subsidiaries entered into swap contracts in foreign currency at different exchange rates hedging their assets and liabilities in foreign currency.

At October 15, 2009, a swap was contracted by Vivo Part., which was indexed to the IPCA (as for assets), and to the CDI (as for liabilities), in order to cover the exposure of the cash flows of the 3rd serie of 4th issuance of debentures to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

At June 30, 2011, the Company and its subsidiaries had not had any embedded derivatives agreements.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the fair value of finance liabilities (when applicable) and derivative instruments considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP.

All of them are classified as swaps and do not require margin deposits.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the quarterly information
Six-months period ended June 30, 2011
(In thousands of reais)
(A free translation of the original issued in Portuguese)

		Notional Value		Fair value		Accumulated effect in 2011	
Description	Index	Jun/11	Dec/2010	Jun/11	Dec/2010	Amount receivable	Amount payable
Swap Contracts							
Assets							
Foreign currency (a)		**1,414,745**	**19,608**	**1,324,508**	**17,306**	**75,707**	**-**
BES	USD	-	3,155	-	2,654	-	-
CITIBANK	USD	235,962	-	212,369	-	12,717	-
VOTORANTIM	USD	16,603	16,453	13,990	14,652	-	-
BANCO DO BRASIL	USD	17,301	-	16,290	-	-	-
HSBC	USD	367,909	-	343,627	-	-	-
SAFRA	USD	83,260	-	78,269	-	-	-
BNP	USD	230,000	-	216,097	-	-	-
BRADESCO	USD	3,713	-	3,568	-	-	-
ITAÚ	USD	16,790	-	16,294	-	-	-
JP MORGAN	USD	443,207	-	424,004	-	62,990	-
Foreign currency (b)		**26,712**	**-**	**25,957**	**-**	**-**	**-**
BRADESCO	EUR	1,750	-	1,720	-	-	-
CITIBANK	EUR	24,962	-	24,237	-	-	-
Inflation Indicators		**72,000**	**-**	**84,715**	**-**	**13,841**	**-**
ITAU	IPCA	72,000	-	84,715	-	13,841	-
Floating rate (c)		**37,845**	**86,954**	**37,557**	**86,537**	**288**	**-**
BRADESCO	CDI	37,845	-	37,557	-	288	-
BANCO DO BRASIL	CDI	-	51,025	-	50,647	-	-
CITIBANK	CDI	-	22,047	-	22,048	-	-
CITIBANK	CDI	-	10,012	-	9,980	-	-
HSBC	CDI	-	3,870	-	3,862	-	-
Liabilities							
Floating rate (c)		**(1,441,456)**	**(19,608)**	**(1,493,167)**	**(44,654)**	**-**	**(218,406)**
BES	CDI	-	(3,155)	-	(7,185)	-	-
CITIBANK	CDI	(260,923)	-	(259,432)	-	-	(35,453)
VOTORANTIM	CDI	(16,603)	(16,453)	(39,883)	(37,469)	-	(25,892)
BANCO DO BRASIL	CDI	(17,301)	-	(17,745)	-	-	(1,455)
HSBC	CDI	(367,909)	-	(378,877)	-	-	(35,250)
SAFRA	CDI	(83,260)	-	(85,774)	-	-	(7,505)
BNP	CDI	(230,000)	-	(236,468)	-	-	(20,370)
BRADESCO	CDI	(5,277)	-	(5,295)	-	-	(189)
BRADESCO	CDI	(186)	-	(190)	-	-	(8)

a) Swaps of foreign currency (USD) x CDI (R$1,251,840) – swap operations in American dollars with several maturities until 2014, with the objective of hedging foreign exchange variation for loans (debt fair value of R$1,251,717).

b) Swap of foreign currency (Euro and Dollar) x CDI (R$61,357 - swap contracts entered into with maturities until September 30, 2011 with the objective of hedging foreign exchange variation for amounts payable in Euro and Dollar (book value of R$36,322 in dollars and R$23,554 in Euro).

c) Swap IPCA x CDI percentage (R$84,715) – swap transactions contracted with maturities dates until 2014 with the purpose of protecting the cash flow identical to the debentures (4th issuance – 3rd serie) indexed to the IPCA (book value R$84,715).

The expected maturities of swap contracts as June 30, 2011 is as follows:

For the purpose of preparing the financial statements, the Company and its subsidiaries adopted hedge accounting for its foreign currency X CDI and IPCA x CDI swap operations providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

For the six-months period ended June 30, 2011, derivative operations generated a net consolidated loss of R$104,103 (gains of R$1,316 as of June 30, 2010), see note 29.

At June 30, 2011, the Company and its subsidiaries registered R$76,058 as assets and R$228,582 as liabilities in order to recognize the derivatives position in that date.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, the changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only (hedged elements) classified under the accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of June 30, 2011, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

* * * * * * * * * * * * * * * * *
Milton Shigueo Takarada
Accountant
CRC - 1SP138816/O-8
* * * * * * * * * * * * * * * * *

(a) Consolidation of 3 months (April, May and June) of Vivo’s results.

(b) Include the balances of the notes 25, 26 and 27, and equity pick-up income (note 12), less the balance of depreciation and amortization for the period.

For better understanding, we discuss below the main changes in the consolidated results of Telesp, excluding the effects of consolidation of Vivo Participações.

1. Accumulated Net Operating Revenue until June 30, 2011 amounted to R$12,197.2 million, which, when compared to R$7,788.5 million recorded in the same prior-year period, represented an increase of R$4,408.7 million of which R$4,294.5 million corresponds to the consolidation of Vivo in the second quarter. Main increases occurred in data transmission revenues (Speedy); revenue from national long distance, explained by higher mobile incoming traffic with the "15" use (carrier selection code). These effects were offset by the reduction in local service revenues, mainly due to the reduction of lines in service.

2. Operating expenses: increased by R$3,461.2 million or 58%, with the impact of R$3,374.4 of operational expenses of Vivo in the second quarter. The major variations are explained by: a) personnel expenses arising from headcount increase in workforce; b) third-party services, highlighting customer service and maintenance of the network and private terminals and c) interconnection and network usage, due to the increase in the customer’s portfolio. This increase was offset by lower expense on provision for doubtful accounts explained by an improvement in the customer base through Company's strong performance in its commercial debt collection practices.

3. Financial expense, net: increased by R$69.5 million or 92.7% mainly due to lower interest on debentures, settled in 2010.

4. Accumulated Net income until June 2011 amounted to R$2,764.8 million, which represents an increase of 58.2% when compared to the same prior-year period. That variation reflects the increase in operating income mainly due to the consolidation of Vivo and by the increase in the financial income, offset by a higher depreciation expense due to the Purchase Price Allocation concerning the acquisition of Vivo.

5. Investments

Investments in broadband and new businesses have been intensified by expansion and modernization of our network, improvement of our systems and in our customer relations processes.

Until June 30, 2011 the Company invested the consolidated amount of R$2,228.8 million.

6. Lines in service (*)

June of 2011 ended with a total of 11,130,000 lines in service, of which 69.57% are residential customers, 14.32% are non-residential customers and the remaining refers to public telephones (**) and lines for own use.

June of 2011 ended with 64,049,000 access, of which 77.77% are post-paid customers and 22.23% are prepaid customers.

(*) Not reviewed by independent auditors.

(**) The Company maintains a network of 250.644 public use telephones to meet the demand of the São Paulo state population in order to continue complying with the determinations of the regulating agency.

7. Corporate events in 2011

7.2 Merger of shares of Vivo Part. into Telesp

On April 27, 2011, in an Extraordinary Shareholders’ Meeting was approved the incorporation of 100% of the shares of Vivo Participações in the Company for the amount of R$31,222,630 (Notes 1. "e" and 4). The Company's consolidated quarterly information include the results of Vivo Participações and its subsidiary Vivo S.A. since April 1 of this year. Vivo Participações and its subsidiary were included in the consolidated quarterly information of the Company by the full consolidation method.

7.3 Consolidation of TVA companies

As from 1 January 2011, the Company has included companies GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A. and Comercial Cabo TV São Paulo S.A. in its consolidated quarterly information by the full consolidation method. Until the previous year, these companies were included in the Company's consolidated financial statements through the equity method. The effect of consolidation of these companies is immaterial in relation to the consolidated quarterly information of the Company, which is why no comparative data was restated.

8. ANATEL

8.1 Goals

The quality and universalization goals of the Fixed Switch Telephone Services (STFC) and mobile telephone are available for monitoring, on the ANATEL website at www.anatel.gov.br.

8.2 Concession contract

The current concession contract for the STFC of the Company, signed on June 30, 2011, entered into force on 1 July 2011, given for consideration and is valid until December 31, 2025. This contract provides for the possibility of changes at December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new terns and new targets for universalization and quality considering the conditions prevailing at the time.

8.3 Authorizations and frequencies related to mobile services

Authorizations granted by Anatel frequencies for the provision of mobile telephony are renewable once, for a period of 15 years, for a fee, every two years after the first renewal of charge equivalent to 2% (two percent) of its revenue the year preceding the payment, net of taxes and social contributions and, on the application of basic service plan and alternatives.

9. Tariff adjustments in 2010

a) Fixed-to-Fixed Tariffs – On October 5, 2010, through Rulings No. 6,418 and 6,419, ANATEL approved the STFC tariff adjustment, pursuant to criteria established in Local and National Long-Distance Concession Agreements, effective as from October 8, 2010. Tariffs increased by 0.66%.

b) Fixed-to-Mobile Tariffs – On February 9, 2010, through Act No. 971, ANATEL approved a 0.98% adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire Telesp’s concession area, sectors 31, 32 and 34 of Region III. On this same date, fixed-to-mobile interconnection tariffs (VUM) relating to VC1, VC2 and VC3 were adjusted by 0.67%. Adjustments became effective as from February 13, 2010.

10. Additional Information

For further details on the Company’s performance, please refer to the “Press Release” available at www.telefonica.com.br.

******************

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 19, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director